UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: May 17, 2023

Commission File Number: 001-41247

SunCar Technology Group Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing’an District, Shanghai, 200072
People’s Republic of China
Tel: (86) 138-1779-6110

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $0.0001 par value per share	SDA	Nasdaq Capital Market
Warrants, each exercisable for one-half of one Class A Ordinary Share at an exercise price of $11.50 per full share	SDAWW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the shell company report: As of May 17, 2023, 32,920,571 Class A ordinary shares and 49,628,564 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Emerging growth company	☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

SUNCAR TECHNOLOGY GROUP INC.

i

EXPLANATORY NOTE

On May 17, 2023 (the “Closing Date”), SunCar Technology Group Inc., a Cayman Islands exempted company (“SunCar”, “we”, “our”, “us”, the “Company”, or the “Purchaser”), consummated the transactions contemplated by that previously announced Agreement and Plan of Merger dated as of May 23, 2022 (the “Merger Agreement”), by and among the Company, Goldenbridge Acquisition Limited, a British Virgin Islands business company (“GBRG” or the “Parent”), SunCar Technology Global Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of the Company (“Merger Sub”), Auto Services Group Limited (d/b/a SunCar), a Cayman Islands exempted company (“ASGL”), certain shareholders of ASGL (“Principal Shareholders”) and Ye Zaichang, an individual as the representative of the shareholders of ASGL (“Principal Shareholders’ Representative”). Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Merger Agreement.

Merger

On the Closing Date, pursuant to the Merger Agreement:

●	GBRG reincorporated in the Cayman Islands by merging with and into SunCar, with SunCar remaining as the surviving publicly traded entity (the “Reincorporation Merger”);

●	one business day after the Reincorporation Merger, Merger Sub merged with and into ASGL, resulting in ASGL being a wholly owned subsidiary of SunCar (the “Acquisition Merger”, and together with the Reincorporation Merger, the “Mergers”, and together with all other transactions contemplated by the Merger Agreement, the “Business Combination”);

●	at the closing of the Acquisition Merger, the issued and outstanding shares in ASGL held by the former ASGL shareholders will be cancelled and cease to exist, in exchange for such numbers of Class A Ordinary Shares of the Company and Class B Ordinary Shares of the Company, as determined in the Merger Agreement;

●	every issued and outstanding Parent Unit was automatically separated into each’s individual components of one Parent Ordinary Share, one Parent Warrant and one Parent Right, and all Parent Units ceased to be outstanding and was automatically canceled and retired and ceased to exist. Each individually separated component shall, at the Reincorporation Effective Time, be converted into such number of Class A Ordinary Shares of the Company and warrants exercisable for such number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each issued and outstanding Parent Warrant immediately prior to the Reincorporation Effective Time was converted automatically into a warrant exercisable for that number of Class A Ordinary Shares as determined in accordance with the Merger Agreement;

●	each holder of the convertible promissory notes issued by ASGL and outstanding agreed to waive the conversion rights thereto, as determined in accordance with the Merger Agreement; and

●	all options to purchase ordinary shares of ASGL were assumed by the Company and became options to purchase Class A Ordinary Shares (the “Assumed Options”) as determined in accordance with the Merger Agreement.

Certain amounts that appear in this Report may not sum due to rounding.

References to “ASGL” contained herein refer to Auto Services Group Limited prior to the Mergers. References to “the Company” or “SunCar” refer to SunCar Technology Group Inc. prior to the Mergers and to the combined company following the Mergers.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Report may include, for example, statements about:

●	the benefits from the Business Combination;

●	the Company’s plans to expand its customers base with market trends;

●	the Company’s work to provide digitalized, online services under the electrification of the vehicles, and population of new energy vehicles;

●	the Company’s coordinating with multiple insurance companies, and designing of new insurance plans for new energy vehicles drivers which will be sold exclusively through the Company;

●	the Company’s increasing monetization of the management tech it provides for small business partners;

●	the Company’s future financial performance following the Business Combination, including any expansion plans and opportunities;

●	the Company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination or any other initial business combination;

●	changes in the Company’s strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects and plans;

●	the implementation, market acceptance and success of the Company’s business model;

●	the Company’s expectations surrounding the growth of its digital platform as a part of its revenues;

●	the Company’s expectations surrounding the insurance it will maintain going forward;

●	the Company’s ability to utilize the “controlled company” exemption under the rules of Nasdaq; and

●	the Company’s ability to maintain the listing of its Class A Ordinary Shares or Warrants on Nasdaq.

These forward-looking statements are based on information available as of the date of this Report, and current expectations, forecasts and assumptions involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

●	future exchange and interest rates;

●	the significant uncertainties related to the COVID-19 pandemic;

●	the Company is highly dependent on the services of its executive officers;

●	the Company may experience difficulties in managing its growth and expanding its operations;

●	the outcome of any legal proceedings that may be instituted against the Company or others in connection with the Business Combination and the related transactions;

●	the Company may face risks and uncertainties associated with laws and regulations within the People’s Republic of China, which may have a material adverse effect on its business;

●	the Company’s automobile after-sales services business and insurance intermediation business largely depend on relationships with customers;

●	the Company relies on our after-sales service providers and external referral sources to operate its business, therefore relationships with its service providers are crucial to its business;

●	the Company is subject to customer concentration risk;

●	the Company is subject to credit risks from its customers;

●	the Company’s negative net operating cash flows in the past may expose it to certain liquidity risks and could constrain operational flexibility; and

●	any significant disruption in services on the Company’s apps, websites or computer systems.

The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the final prospectus, dated March 30, 2023, to the Company’s Registration Statement on Form F-4 (333-269295) initially filed with the SEC on January 18, 2023 and declared effective by the SEC on March 30, 2023 (the “Form F-4”) as supplemented by the prospectus supplement to the Form F-4, which are incorporated by reference into this Report.

DEFINED TERMS

In this Report, unless otherwise stated, references to:

“ASGL” means Auto Services Group Limited, a Cayman Islands exempted company;

“ASGL Ordinary Shares” means the ordinary shares of ASGL, par value $0.00005 per share;

“Business Combination”, “Mergers”, “the Transaction”, or “this Transaction” are the mergers contemplated under the Merger Agreement;

“China” or “PRC” are to the People’s Republic of China;

“Class A Ordinary Shares” means the Class A ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Class B Ordinary Shares” means the Class B ordinary shares of the Company, each having a nominal value in U.S. dollars of $0.0001 per share;

“Closing” means the consummation of the Business Combination;

“Closing Date” means May 17, 2023;

“Combination Period” means the period of time to consummate an initial business combination by Goldenbridge before June 4, 2023 (or up to September 4, 2023, if further extended);

“Company” or “SunCar” means SunCar Technology Group Inc., a Cayman Islands exempted company.

“Exchange Act” are to the Securities Exchange Act of 1934, as amended;

“Executive Management” means members of the executive management team of the Company;

“Existing Charter” means Goldenbridge’s Memorandum and Articles of Association, as amended and restated November 24, 2022;

“GBRG” or the “Parent” are to Goldenbridge Acquisition Limited, a British Virgin Islands business company;

“Governing Documents” means the Second Amended and Restated Memorandum and Articles of Association of SunCar;

“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;

“IPO” are to the initial public offering of 5,000,000 units of Goldenbridge consummated on March 4, 2021;

“Loeb” are to Loeb & Loeb LLP;

“LOI” are to a letter of intent;

“Maxim” are to Maxim Group LLC;

“Merger Agreement” are to the agreement and plan of merger among SunCar, Goldenbridge, Merger Sub, and certain other parties;

“Merger Sub” means SunCar Technology Global Inc., a Cayman Islands exempted company and a direct wholly owned subsidiary of SunCar;

v

“Nasdaq” means the Nasdaq Capital Market, the Nasdaq Global Market or the Nasdaq Global Select Market, as may be applicable;

“Ordinary Shares” means the Class A Ordinary Shares together with the Class B Ordinary Shares;

“Plan of Merger” are respectively to the statutory plan of merger (including the memorandum and articles of association) to be filed with the Registrar of Companies in the Cayman Islands and the Registrar of Corporate Affairs in the British Virgin Islands;

“PRC Legal Counsel” are to Allbright Law Offices;

“PRC Operating Entities” are to Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”) and its subsidiaries, Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”) and its subsidiaries, Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) and its subsidiaries, Haiyan Trading (Shanghai) Co., Limited (“Haiyan”) and its subsidiaries, Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”) and its subsidiaries;

“RMB” or “Renminbi” are to the legal currency of the PRC;

“SEC” means the U.S. Securities and Exchange Commission;

“Special Meeting” means the special meeting of the stockholders of GBRG, held on April 14, 2023.

“Sponsor” are to Cross Wealth Investment Holding Limited;

“U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States; and

“U.S. GAAP” are to accounting principles generally accepted in the United States.

“Warrants” means warrants to purchase Class A Ordinary Shares.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers upon consummation of the Business Combination are set forth in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” and is incorporated herein by reference. Unless otherwise indicated in Item 6.A below, the business address for each of the Company’s directors and members of Executive Management is Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China.

B. Advisers

Pryor Cashman LLP, as U.S. counsel, Maples and Calder (Hong Kong) LLP, as Cayman Islands counsel, and AllBright Law Offices, as PRC legal counsel, have acted as counsel for ASGL prior to the Closing and will act as counsel to the Company following the Closing.

C. Auditors

Friedman LLP acted as GBRG’s independent auditor for the period from March 2, 2021 (inception) to October 7, 2022. Marcum LLP acted as GBRG’s independent auditor for the period from October 7, 2022 for the year ending June 30, 2023.

Marcum Asia CPAs LLP (formerly, Marcum Bernstein & Pinchuk LLP) acted as ASGL’s independent registered public accounting firm for the years ended December 31, 2020, 2021.

On June 7, 2023, the Company decided to dismiss Marcum Asia CPAs LLP. On June 8, 2023, Enrome LLP was appointed as the Company’s independent registered public accounting firm to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2022.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents SunCar’s summary consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022

Revenues	$238,925	$249,235	$282,413

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)	(166,793)
Promotional service expenses	(79,515)	(55,222)	(65,500)
Selling expenses	(6,835)	(12,731)	(16,477)
General and administrative expenses	(7,780)	(10,420)	(37,742)
Research and development expenses	(5,029)	(3,651)	(8,478)
Total operating costs and expenses	(231,091)	(238,876)	(294,990)

Operating profit/(loss)	7,834	10,359	(12,577)

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(3,659)
Investment income	255	759	441
Other income, net	2,385	2,457	5,121
Total other income, net	540	171	1,903

Income/(loss) before income tax expense	8,374	10,530	(10,674)
Income tax expense	(1,752)	(938)	(231)
Income/(Loss) from continuing operations, net of tax	6,622	9,592	(10,905)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)	(994)

Net loss	(9,775)	(18,090)	(11,899)

The following table presents SunCar’s summary consolidated balance sheet data as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	(In USD thousands)
Total assets	$214,270	$191,968
Total liabilities	$187,807	$155,192
Total shareholders’ deficit	$(21,436)	$(5,284)
Non-controlling interests	$47,899	$42,060
Total equity	$26,463	$36,776

The following table presents SunCar’s summary consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
	(In USD thousands)
Net cash provided by (used in) operating activities of continuing operations	$11,528	$(19,105)	$(16,092)
Net cash used in investing activities of continuing operations	$(29,037)	$(20,091)	$(5,402)
Net cash provided by (used in) financing activities of continuing operations	$49,693	$(1,185)	$10,636

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma consolidated basis as of December 31, 2022, after giving effect to the Business Combination. For a more detailed discussion on our pro forma financials please see Exhibit 99.2 hereto.

	Historical
As of December 31, 2022 for SunCar and as of March 31, 2023 for GBRG	SunCar	GBRG	Pro Forma Consolidation
Cash and cash equivalents	$21,200	$13	$15,241
Cash and investment held in Trust Account	-	18,788	-
Short-term borrowings	74,653	-	74,653
Amounts due to related parties, current	45,564	460	45,564
Note payable – related party	-	1,499	-
Ordinary shares, subject to possible redemption	-	18,788	-
Total shareholders’ deficit	(5,284)	(4,291)	(13,463)
Non-controlling interests	42,060	-	42,060
Total capitalization	$156,993	$16,456	$148,814

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section entitled “Risk Factors” which are incorporated herein by reference.

We are subject to credit risks from our customers.

We typically grant credit period to our automobile after-sales partners. While they are principally insurance companies and banking institutions, there is no assurance that income receivable by us will not be subject to disputes with our clients and partners. Given the scale of our clients and the negotiating positions they enjoy, in case of dispute we are typically in a less favorable position to succeed in recovering the trade receivables and our financial position and results of operations may be negatively impacted as a result.

Our outstanding accounts receivable are not covered by collateral or credit insurance. While we have procedures to monitor and limit exposure to credit risk on our accounts receivable, which risk is heightened during periods of uncertain economic conditions, there can be no assurance such procedures will effectively limit our credit risk and enable us to avoid losses, which could have a material adverse effect on our financial condition and operating results. Our net accounts receivable balance was US$85.6 million and US$85.6 million as of December 31, 2021, and December 31, 2022, respectively, and we recognized bad debt expenses of nil, nil, and US$26.0 million during the years ended December 31, 2020, 2021 and 2022, respectively.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on August 6th, 2021 solely for the purpose of effectuating the Business Combination, which was consummated on May 17, 2023. See “Explanatory Note” above for further details of the Business Combination. See also a description of the material terms of the Business Combination as described in the Form F-4 in the section entitled, “The Business Combination Proposal”. The Company owns no material assets other than its interests in ASGL and GBRG acquired in the Business Combination and does not operate any business other than through ASGL, its wholly-owned subsidiary. ASGL is Cayman Islands exempted company. See Item 5-Operating and Financial Review and Prospects for a discussion of ASGL’s operating and financial review and prospects for the year ended December 31, 2022.

The mailing address of the Company’s principal executive office is Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China, and its telephone number is (86) 138-1779-6110. The Company’s official website is [xx]. The information contained on, or accessible through, the Company’s website is not incorporated by reference into this Report, and you should not consider it a part of this Report.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of Class A Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. On March 30, 2023, the Company and GBRG furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

B. Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Merger Agreement, such as the making of certain required securities law filings and the establishment of merger subsidiaries. Upon the Closing, the Company became the direct parent of ASGL, and conducts its business through ASGL and ASGL’s subsidiaries.

Information regarding the business of ASGL is included in the Form F-4 in the sections entitled “Industry Overview of SunCar”, “Business of SunCar”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar”, which are incorporated herein by reference.

Recent Developments of ASGL’s Business

During the year ended December 31, 2022, ASGL has continued to develop and expand its business, in both its automotive after-sales services business and its insurance intermediation business.

In terms of ASGL’s automotive after-sales services business, ASGL has expanded its services network from over 42,000 third-party brick-and-mortar after-sales service providers as of December 31, 2021, to over 43,000 as of June 30, 2022 and over 45,000 as of December 31, 2022. With this extensive service network, ASGL served over 1,300 enterprise clients connected to its online platform as of December 31, 2022, compared to over 1,250 as of June 30, 2022 and over 1,200 as of December 31, 2021. Among these enterprise clients, bank branches continue to make up a majority, rising from over 770 in December 31, 2021 to over 800 in June 30, 2022 and over 850 in December 31, 2022. During the last five years ending in December 31, 2022, ASGL had completing over 96 million service orders, compared to over 91 million during the last five years ending in December 31, 2021.

In terms of ASGL’s automotive insurance intermediation business, ASGL has also expanded its network of partners, growing from over 59,000 insurance sales partners registered on its insurance application as of December 31, 2021 to over 60,000 in June 30, 2022 and over 62,000 in December 31, 2022. As of December 31, 2022, ASGL continued to maintain branch headquarters in 31 cities in 20 provinces of China. During the last five years ending in December 31, 2022, ASGL had facilitated the sales of 9 million insurance policies totaling $35.1 billion in premium, compared to 8.25 million insurance policies totaling $33.7 billion in premium during the last five years ending in December 31, 2021.

During the year ended December 31, 2022, ASGL has also realized significant growth in its business line serving new energy vehicle (NEV) and smart car panel players, growing from 8 customers in this segment as of December 31, 2021 to 13 as of June 30, 2022 and 17 as of December 31, 2022.

SunCar’s Hybrid Cloud Platform

As core infrastructure of SunCar digital platform supporting various internal and external systems and to realize intelligent after-sales services and efficient online automotive insurance, the Company has established a hybrid cloud platform to host massive data from online and offline business activities. SunCar developed the hybrid cloud platform with the assistance of a third-party cloud service provider in 2022. As of December 31, 2022, the hybrid cloud platform has substantially completed development and entered regular operation and use.

The SunCar hybrid cloud perform as a digital base to bring various after-sales services from nationwide service providers and insurance products from mainstream insurers to end customers by instant online transactions. Since SunCar cooperates with financial institutions including banks and insurers who usually have high level IT security demands, SunCar has built a private cloud to meet with financial institutions-level data security requirements. In addition to this private cloud, the Company has also established public cloud capabilities to realize extensive connectivity to service providers, end customers and other business applications. The hybrid cloud platform, consisting of public and private clouds, enables SunCar to provide reliable and efficient services to both its institutional partners as well as the end customers and service providers.

The SunCar hybrid cloud has the following features:

1.	High level compatibility: Open architecture to support heterogeneous resource pool such as VMWare and OpenStake; cloud federation which can realize unified management of private cloud and heterogeneous public cloud.

2.	Open API: The SunCar hybrid cloud provides open API to enable business partners to connect their daily operation, maintenance, process management and IT approval management.

3.	Mature PaaS (Platform as a Service) architecture: The SunCar hybrid cloud uses distributed cache service which is optimized through software collaboration, with over 99.99% uptime, supporting cross AZ deployment, complete logging, monitoring and alarm functions.

4.	Multi-cloud fusion: SunCar hybrid cloud provides a MCP cloud container which can conduct unified monitoring, scheduling, and disaster tolerance switching for business applications encapsulated in containers on different clouds in the case of multi cloud deployment, ensuring the RTO hour level dual activity of core businesses. SunCar hybrid cloud also addresses the dual center disaster tolerance and data protection requirements in multi-cloud scenarios. The hybrid cloud not only provides message queue and API gateway services, but also provides integration of data, services, messages and equipment, enabling unified management and authority to realize efficient data integration between different systems.

5.	High security: The hybrid hardware, operating system, operating environment, and services have been deployed with professional security reinforcement, resulting in security levels suitable for SunCar’s financial institutions partners such as banks and insurers.

C. Organizational Structure

Upon consummation of the Business Combination, ASGL became a wholly owned subsidiary of SunCar. A description of the organizational structure of SunCar is included in the Form F-4 in the section entitled “The Parties to the Business Combination” which is incorporated herein by reference.

D. Property, Plants and Equipment

ASGL leases the properties for its principal executive office, which is located on is Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, 200072, People’s Republic of China. Such and other property, plants and equipment of ASGL are described in the Form F-4 in the section entitled “Business of SunCar” and are incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None / Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through ASGL, the Company’s direct, wholly-owned subsidiary, and ASGL’s subsidiaries.

Management’s Discussion and Analysis of Recent Financial Condition and
Results of Operations of ASGL

You should read the following discussion and analysis of SunCar’s financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and SunCar’s consolidated financial statements and the related notes included elsewhere in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. SunCar’s actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this registration statement.

Business Overview

SunCar is a leading provider of digitalized enterprise automotive after-sales services and online auto insurance intermediary in China. SunCar generates its revenue from automotive after-sales service business, insurance intermediation business and technology service business.

SunCar operates its automotive after-sales services business through offering customized service solutions to its enterprise clients (its “after-sales partners”), who are major banks, insurance companies and other enterprises who have end customers demanding automotive services. The after-sales service includes regular maintenance as well as reserved services. Those services are ultimately provided to end-customers of our enterprise clients by after-sales service providers SunCar engages through our online platform.

For insurance intermediation business, SunCar facilitates the sales of automobile insurance products underwritten by major insurance companies in China. SunCar receives commissions from these insurance companies, typically a percentage of the premium paid by insurance purchasers. SunCar implements, automates and streamlines the insurance purchasing process on its proprietary, fully online digital apps, integrating full spectrum products from leading insurers in China.

SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance. SunCar has built modular online management tools such as customer relationship management (CRM), order management, finance management and visual analysis systems, based on its proprietary hybrid cloud platform. All of its automotive after-sales service providers and insurance sales partners use all or some of these online tools to manage their daily work, allowing the opportunity to monetize these online software SunCar built.

Significant Factors Impacting Financial Results

Relationship with customers

For automobile after-sales services business, after-sales partners are clients of SunCar, mainly comprising of banks, insurance companies, telecoms companies, airlines and other large corporations. For insurance intermediation business, SunCar distributes primarily automobile insurance products on behalf of well-known insurance companies in China. It is critical for SunCar to maintain good relationship and obtain recognition from both its enterprise clients and their end consumers. SunCar needs to keep growing its business, building its brand influence and improving its quality of service to attract new clients, solidify relationships with existing clients, and bring satisfactory service experience to end consumers. Positive feedback from end consumers encourages its clients to deepen their business relations with SunCar.

Cooperation with service providers

For automobile after-sales services business, SunCar relies on after-sales service providers to deliver a variety of automobile-related services to the customers of its after-sales partners. Positive feedback from end consumers depends on the quality of service provided by its service providers. If its relationships with its service providers deteriorate, its business, financial condition and results of operations may be materially and adversely affected.

For insurance intermediation business, SunCar collaborates with various external referral sources to expand its market penetration and broaden its end consumer base. SunCar builds up a business network of external sales partners, including offline after-sales networks with frequent exposure to car owners, major online platforms with significant user traffic, and emerging NEV OEMs and service providers. Its good relationships with external referral sources are crucial for SunCar to attract end customers for its insurance intermediation business.

Operating efficiency of its business

While SunCar expects its operating costs and expenses to increase as its business grows, SunCar also expect them to decrease as a proportion of its revenues as SunCar improves its operating efficiency and achieves greater economies of scale.

The cross-utilizations and interconnections between its automotive after-sales service and insurance intermediation business lines enable positive feedback loops between them and symbiotic growth of both. While SunCar is developing its nation-wide automotive service provider network, these service providers become its sales partners of its insurance intermediation business. Conversely, when SunCar engages with insurance companies to sell their insurance products, SunCar also engages them as clients of its after-sales services.

Its business is built on a cloud-based, multi-tenant digital platform to which SunCar has continued to integrate both its client base as well as its service and sales network. SunCar is in the process of digitalizing all its internal workflow as well as the related business processes of its partners, empowering them with efficient and user-friendly tools and systems. SunCar continues to adopt more cutting-edge technologies in AI, big data and robotics process automation (RPA) to iteratively upgrade its digital platform for new features and better performance.

Regulations

Its automobile insurance intermediation business, like all insurance-related business in China, are extensively regulated by the China Banking and Insurance Regulatory Commission (“CBIRC”), under regulations including but not limited to PRC Insurance Law, Regulatory Provisions on Professional Insurance Agencies. Aspects of its insurance intermediation business so regulated include terms and premium rates of the insurance products SunCar distributes for major insurance companies, the commission rates SunCar earns, as well as the way SunCar operates its insurance intermediation businesses generally. Regulations or administrative measures further restricting or reducing insurance premiums or insurance agency commissions could have material adverse impact on the revenue and profitability of its insurance intermediation business, if SunCar is not able to increase its business volume and efficiency to compensate for the effect of such regulatory changes, or pass on any downward impact on its revenue to external participants in the insurance supply chain.

On September 2, 2020, CBIRC released guidance of The Implementation of Comprehensive Reform of Auto Insurance (CBIRC Supervision and Development No. 41 2020, hereinafter referred to as “No. 41 2020 Guidance”), and set phased goals for insurance companies to “reduce price, increase insurance policy volume, and improve quality”, which reduced premium rate limits by 20% and reduced commission rate limits by roughly half from 20% to 10.5% (as its insurance-related revenue primarily comes from commissions, the effects of these two reductions on SunCar are multiplicative). This rate reduction adversely affected its insurance intermediation service revenue in 2021 and 2022. Such reduced rate continues to affect the Company’s insurance intermediation service revenues in the year of 2022.

Impact of COVID-19 and Other Global Disasters

The effect of the novel coronavirus (“COVID-19”) has significantly impacted the global economy. COVID-19 and the measures taken by countries, particularly China, have adversely affected and could in the future materially adversely impact its business, results of operations, and financial condition. The pandemic has resulted in government implementing numerous measures such as travel restrictions, quarantines, shelter in place orders, and factory and office shutdowns. Specifically, in 2022, a wave of infections caused by the Omicron variants emerged in Shanghai in early 2022, which led to shut-down and quarantine for an extended period in spring. Throughout 2022, several resurgence of COVID-19 infections have emerged in various regions of China from time to time. In addition, the weakness in the overall financial markets may cause SunCar difficult in securing additional financing, and the weakened financial conditions of its clients, suppliers, and business partners may prevent them from honoring their obligations to SunCar. During the severe pandemic time, some of the customers suffered debt crisis under the pressure of cash flow under the pressure of cash flow, were unable to pay on time and then extended the payment schedule for SunCar’s accounts receivable. SunCar considered the collectability of the accounts receivable based on the cautious estimation, and made significant bad debt provision of US$26.0 million for the year ended December 31, 2022. SunCar continued to keep close monitor to the collection of its accounts receivable, and manage the bad debt.

In December 2022, Chinese government declared to treat COVID-19 as Category B disease, and authorities dropped quarantine measures against people infected with COVID-19 and stopped designating high-risk and low-risk areas. The macroeconomic in China and the financial performance of SunCar’s customers are recovering as of the date of this Report.

However, the ultimate impact of COVID-19 and other global disasters on its business, results of operations, financial condition, and cash flows is dependent on future developments, including natural forces and government responses which are uncertain and beyond its prediction at this time. SunCar will pay close attention to the development of these macroeconomic risks, assess and take measures to minimize their impacts.

Impact of Global Inflationary Pressures

SunCar faces two types of possible inflationary pressures: a general pressure from inflation-related economic slowdown, and a specific pressure from inflation of the prices of fuel. First, SunCar considers the impact of inflation on the business is immaterial as the operations are in China, and China’s inflation rates have been relatively stable in the last three years: approximately 2.5% in 2020, 0.9% in 2021 and 2.0% in 2022. Second, since the 2022 inflation episode was triggered by the conflict in Ukraine and the resulting increase in fossil fuel prices, it particularly impacts the automobile industry which still mainly relies on fossil fuel to power the vehicles. Thus, with the increasing fuel price, people may drive less, and less people may choose to buy cars, the automotive and related industries, including insurance, after-sales service and technology service industries where SunCar operates, would also be adversely impacted. However, we anticipate the pressure to be limited, since we have been working with car manufactures directly and indirectly request the insurance company to develop insurance products designed for NEVs. We believe as the NEVs become more and more popular, insurance for NEVs can effectively increase our revenues and offset the adverse impact brought by the increase fuel prices.

Impact of Supply Chain Disruptions

Outbreak of COVID-19 since the beginning of March 2020 has adverse impact on our supply chain, which led to general shutdown of cities, and weaken the financial conditions of our service providers. However, it did not lead to severe supply chain disruptions, because that (1) our automotive after-sales service business, our service providers recover quickly from the impact of COVID-19 to provide more service due to the uptrend of vehicle usage post COVID-19, and we have a large after-sales service provider network to confront with the situation that some of our service provider could not provide service temporarily due to the adverse impact of COVID-19; (2) our insurance intermediation business does not encounter any supply chain disruption as our external referral sources could expand our market penetration and broaden our end consumer base both online and offline. SunCar continuously pays close attention to the supply chain impact of COVID-19, performs further assessment and takes relevant measures to minimize the impact. Except for the impact of COVID-19, there is no any other interruptions that led to supply chain disruptions that would affect our business.

Therefore, as of the date of this Report, supply chain disruptions do not materially affect our outlook or business goals, nor have it materially impacted our results of operations or capital resources.

Critical Accounting Estimates

SunCar prepares its consolidated financial statements in accordance with U.S. GAAP, which requires SunCar to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, its financial condition or results of operations would be affected. SunCar bases its estimates and assumptions on its own historical data and other assumptions that SunCar believes are reasonable after taking account of its circumstances and expectations for the future based on available information. SunCar evaluates these estimates and assumptions on an ongoing basis.

Its expectations regarding the future are based on available information and assumptions that SunCar believes to be reasonable and accurate, which together form its basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, its actual results could differ from those estimates. Some of its accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that SunCar believes to have the most significant impact on its consolidated financial statements are described below, which should be read in conjunction with its consolidated financial statements and accompanying notes and other disclosures included in this Report. When reviewing its financial statements, you should consider:

●	its selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

SunCar considers an accounting estimate to be critical if: (i) the accounting estimate requires SunCar to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that SunCar reasonably could have used in the current period, would have a material impact on its financial condition or results of operations. SunCar considers its critical accounting estimates include (i) revenue recognition; (ii) allowance for doubtful accounts; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues of continuing operations of SunCar are mainly generated from providing automotive after-sales service, insurance intermediation service and technology service.

Automotive after-sales service

SunCar defines enterprise clients as SunCar’s customers and SunCar sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and SunCar only provides one specific service among various service types for each specific service coupon. SunCar identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. SunCar charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, SunCar either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. SunCar considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, SunCar identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. SunCar acts as a principal as SunCar controls the right to services before the services are provided to customers and SunCar has the ability to direct other parties to provide the services to customers on SunCar’s behalf. Specifically, SunCar has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. SunCar recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. SunCar does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

SunCar provides insurance intermediation service distributing primarily automobile insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. SunCar has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

Technology service

SunCar provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. SunCar charges service fee based on fixed price per month for service provided, and recognize revenue over time during the service period.

Allowance for doubtful accounts

SunCar reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. SunCar considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

SunCar recognized bad debt expense of nil, nil and US$26.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. A 10% increase in its bad debt provision would have increased its net loss from continuing operations by 24% for the year ended December 31, 2022.

Valuation allowance of deferred tax assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. SunCar considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, SunCar has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the years ended December 31, 2020, 2021 and 2022, SunCar recognized valuation allowance of deferred tax assets of US$1.4 million, US$0.2 million and US$5.4 million, respectively. A 10% increase in its valuation allowance of deferred tax assets would have decreased its net income, or increase its net loss from continuing operations by 2%, nil, and 5% respectively, for the years ended December 31, 2020, 2021 and 2022.

Useful lives of software and equipment

The estimated useful lives of the software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Key Components of Results of Operations

Revenue

Revenues of SunCar are derived from automotive after-sales service, insurance intermediation service and technology service. The following table sets forth the breakdown of its total revenues, both in absolute amount and as a percentage of its total revenues, for the periods/years indicated.

	For the Years Ended December 31,
	2020		2021		2022
	(In thousands, except for percentages)
Automotive after-sales service	$154,238	65%	$187,880	75%	$199,294	71%
Insurance intermediation service	84,161	35%	56,766	23%	67,640	24%
Technology service	526	0%	4,589	2%	15,479	5%
Total	$238,925	100%	$249,235	100%	$282,413	100%

Automotive after-sales service. SunCar provides/offers customized automobile after-sales services, ultimately provided to end-customers of its enterprise clients. These services include regular maintenance as well as reserved services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, VIP lounge, etc. SunCar charges the service fee either based on the number of service items completed at a fixed price per item, or, charges for the service coupons with limited duration term sold, no matter whether services have been performed. SunCar acts as a principal as SunCar controls the right to services before providing them to end customers. Therefore, SunCar recognizes revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupons with limited duration term expired.

Insurance intermediation service. SunCar provides insurance intermediation service distributing automobile insurance products on behalf of insurance companies. Insurance intermediation services are considered to be rendered and completed and revenue is recognized at the time an insurance policy becomes effective, i.e. when the signed insurance policy is in place and the premium is collected from the insured. SunCar recognizes revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, SunCar does not accrue any commission and fees prior to the receipt of the relevant premiums.

Technology service. SunCar operates its technology service business by providing technical software and consulting related to automobile services and insurance, including modular online management tools such as customer relationship management, order management, finance management and visual analysis systems. For use of its technology services, SunCar charges technology service fees based on fixed prices per service period (usually one month) for service provided, and recognize revenue over time during the service period.

Operating costs and expenses

The following table set forth our operating costs and expenses, both in absolute amount and as a percentage of total revenues, for the periods/years indicated.

	For the Year Ended December 31,
	2020		2021		2022
	(In thousands, except for percentages)
Integrated service cost	$131,932	55%	$156,852	63%	$166,793	59%
Promotional service expenses	79,515	32%	55,222	22%	65,500	23%
Selling expenses	6,835	3%	12,731	5%	16,477	6%
General and administrative expenses	7,780	3%	10,420	4%	37,742	13%
Research and development expenses	5,029	2%	3,651	1%	8,478	3%
Total	$231,091	95%	$238,876	95%	$294,990	104%

Integrated service cost. The integrated service cost primarily consists of service fees paid to automotive after-sales service providers to provide customized service for end consumers of its enterprise clients. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional service expenses. Promotional service expenses represent (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees SunCar pays to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging NEV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling expenses. Selling expenses primarily consists of (i) salaries and employment benefits for employees who work in service line; (ii) promotional service fee; (iii) communication and travel expenses, and (iv) depreciation expenses related to sales. Depreciation expenses are calculated based on a straight-line basis over the estimated useful lives of the assets.

General and administrative expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel; (ii) share-based compensation expenses; and (iii) other corporate expenses.

Research and development expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external businesses.

Results of Operations

Year ended December 31, 2022 compared with year ended December 31, 2021

The following table sets forth a summary of audited consolidated results of operations for the period indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2021	2022	Amount	%
	(In thousands, except for percentages)
Revenues
Automotive after-sales service	$187,880	$199,294	$11,414	6%
Insurance intermediation service	56,766	67,640	10,874	19%
Technology service	4,589	15,479	10,890	237%
Total revenues	249,235	282,413	33,178	13%

Operating costs and expenses
Integrated service cost	(156,852)	(166,793)	(9,941)	6%
Promotional service expenses	(55,222)	(65,500)	(10,278)	19%
Selling expenses	(12,731)	(16,477)	(3,746)	29%
General and administrative expenses	(10,420)	(37,742)	(27,322)	262%
Research and development expenses	(3,651)	(8,478)	(4,827)	132%
Total operating costs and expenses	(238,876)	(294,990)	(56,114)	23%

Operating profit (loss)	10,359	(12,577)	(22,936)	-221%

Other income/(expenses)
Financial expenses, net	(3,045)	(3,659)	(614)	20%
Investment income	759	441	(318)	-42%
Other income, net	2,457	5,121	2,664	108%
Total other income, net	171	1,903	1,732	1013%

Income (Loss) before income tax expense	10,530	(10,674)	(21,204)	-201%
Income tax expense	(938)	(231)	707	-75%
Income (Loss) from continuing operations, net	9,592	(10,905)	(20,497)	-214%

Discontinued operations:
Net loss from discontinued operations	(27,682)	(994)	26,688	-96%

Net loss	(18,090)	(11,899)	6,191	-34%
Other comprehensive income
Foreign currency translation difference	907	(2,410)	(3,317)	-336%
Total comprehensive loss	$(17,183)	$(14,309)	2,874	-17%

Revenue

Total revenue of SunCar increased by 13% from US$249.2 million for the year ended December 31, 2021 to US$282.4 million for the year ended December 31, 2022.

Automotive after-sales service. Automotive after-sales service revenue increased by 6% from US$187.9 million for the year ended December 31, 2021 to US$199.3 million for the year ended December 31, 2022. The increase was driven by the increase of service orders in 2022. Extensive service network SunCar developed served more enterprise clients, and completed more automotive after-sales services orders in 2022.

Insurance intermediation service. Insurance intermediation service revenue increased by 19% from US$56.8 million for the year ended December 31, 2021 to US$67.6 million for the year ended December 31, 2022, which was driven by the increasing number of insurance policy sold for the year ended December 31, 2022. SunCar ranked first in terms of auto insurance premium facilitated for NEVs in China. NEVs’ sales have increased sharply in recent years, and thus, SunCar’s insurance intermediation business expanded rapidly. Therefore, while average commission for the year ended December 31, 2022 decreased by 30% compared with the year of 2021 due to the regulation requirement and normal market fluctuation, such decrease was offset by the increase in the number of insurance policy by 77% compared with those for the year ended December 31, 2021.

Technology service. Technology service revenue increased by US$10.9 million from US$4.6 million for the year ended December 31, 2021 to US$15.5 million for the year ended December 31, 2022. Technology service is a new business focus of SunCar starting from 2021 and the increase is due to SunCar’s continuous expansion in new business to acquire more market share. The increase is also due to SunCar’s improved IT infrastructure to expand this business line. Through the application of Private Cloud Platform, the development process was simplified, and SunCar can easily obtain various tools for software development, testing, operation and maintenance to strengthen software platform to increase business capacity and better serve the customers.

Operating costs and expenses. Operating costs and expenses increased by 23% from US$238.9 million for the year ended December 31, 2021 to US$295.0 million for the year ended December 31, 2022.

Integrated service cost. Integrated service cost increased by 6% from US$156.9 million for the year ended December 31, 2021 to US$166.8 million for the year ended December 31, 2022. The increase of integrated service cost was in line with the increase in its automotive after-sales service revenue.

Promotional service expenses. Promotional service expenses increased by 19% from US$55.2 million for the year ended December 31, 2021 to US$65.5 million for the year ended December 31, 2022. The increase of promotional service was in line with the increase of revenue in its insurance intermediation service.

Selling expenses. Selling expenses increased by 29% from US$12.7 million for the year ended December 31, 2021 to US$16.5 million for the year ended December 31, 2022, primarily due to the increase in the promotion expense of US$4.4 million for freebie provided to customers in technology service business.

General and administrative expenses. General and administrative expenses increased by 262% from US$10.4 million for the year ended December 31, 2021 to US$37.7 million for the year ended December 31, 2022, primarily due to the bad debt provision of US$26.0 million for the year ended December 31, 2022 considering the collectability of accounts receivables with long aging was remote since some customers suffered great pressure of cash flow due to the impact of COVID-19 in 2022.

Research and development expenses. Research and development expenses increased by 132% from US$3.7 million for the year ended December 31, 2021 to US$8.5 million for year ended December 31, 2022, primarily due to more research expenditures on the software used in the insurance intermediation service and technology service.

Discontinued operations

On March 1, 2022, SunCar entered into a share purchase agreement with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1. The disposal transaction was completed as of March 1, 2022. As the disposal of Shengda Group was under common control, no gain or loss was recorded as the result of the disposal, and instead impacts were charged to additional paid in capital.

Year ended December 31, 2021 compared with year ended December 31, 2020

The following table sets forth a summary of audited consolidated results of operations for the year indicated. This information should be read together with audited consolidated financial statements and related notes included elsewhere in this Report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,		Change
	2020	2021	Amount	%
	(in thousands, except for percentages)
Revenues
Automotive after-sales services	$154,238	$187,880	$33,642	22%
Insurance intermediation service	84,161	56,766	(27,395)	-33%
Technical service	526	4,589	4,063	772%
Total revenues	238,925	249,235	10,310	4%

Operating costs and expenses
Integrated service cost	(131,932)	(156,852)	(24,920)	19%
Promotional service expenses	(79,515)	(55,222)	24,293	-31%
Selling expenses	(6,835)	(12,731)	(5,896)	86%
General and administrative expenses	(7,780)	(10,420)	(2,640)	34%
Research and development expenses	(5,029)	(3,651)	1,378	-27%
Total operating costs and expenses	(231,091)	(238,876)	(7,785)	3%

Operating profit	7,834	10,359	2,525	32%

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(945)	45%
Investment income	255	759	504	198%
Other income, net	2,385	2,457	72	3%
Total other income, net	540	171	(369)	-68%

Income before income tax expense	8,374	10,530	2,156	26%
Income tax expense	(1,752)	(938)	814	-46%
Income from continuing operations, net	6,622	9,592	2,970	45%

Discontinued operations:
Net loss from the discontinued operations	(16,397)	(27,682)	(11,285)	69%

Net loss	(9,775)	(18,090)	(8,315)	85%
Other comprehensive income
Foreign currency translation difference	1,195	907	(288)	-24%
Total comprehensive loss	$(8,580)	$(17,183)	$(8,603)	100%

Revenue

Total revenue of SunCar increased by 4% from US$238.9 million for the year ended December 31, 2020 to US$249.2 million for the year ended December 31, 2021.

Automotive after-sales service. Automotive after-sales service revenue increased by 22% from US$154.2 million for the year ended December 31, 2020 to US$187.9 million for the year ended December 31, 2021. The increase was driven by the increase of service orders in 2021. In fiscal year 2021, SunCar expanded further its extensive service network to serve more enterprise clients in the south area of mainland China, and completed more automotive after-sales services orders.

Insurance intermediation service. Insurance intermediation service revenue decreased by 33% from US$84.2 million for the year ended December 31, 2020 to US$56.8 million for the year ended December 31, 2021, which was primarily driven by the No. 41 2020 Guidance of CBIRC. The regulation-driven decrease of insurance premiums and commission rates accounted for most of the decrease of insurance intermediation service revenue. In 2021, the average commission decreased by 32% and the number of insurance policy sold decreased slightly by 7% compared with those in 2020.

Technology service. Technology service revenue increased from US$0.5 million for the year ended December 31, 2020 to US$4.6 million for the year ended December 31, 2021. Technology service is new business focus of SunCar. SunCar provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. SunCar is improving its market share and its business capacity in this business line.

Operating costs and expenses

Operating costs and expenses increased slightly from US$231.1 million for the year ended December 31, 2020 to US$238.9 million for the year ended December 31, 2021.

Integrated service cost. Integrated service cost increased by 19% from US$131.9 million for the year ended December 31, 2020 to US$156.9 million for the year ended December 31, 2021. The increase of integrated service cost was in line with the increase in its automotive after-sales service revenue.

Promotional service expenses. Promotional service expenses decreased by 31% from US$79.5 million for the year ended December 31, 2020 to US$55.2 million for the year ended December 31, 2021. Affected by the Guidance of CBIRC in 2021, SunCar decreased the promotional service fee paid to promotion channels accordingly, which resulted in the decrease of promotional service expenses.

Selling expenses. Selling expenses increased by 86% from US$6.8 million for the year ended December 31, 2020 to US$12.7 million for the year ended December 31, 2021, primarily due to the increase in depreciation expense of US$2.3 million for the software and equipment purchased at the end of 2020, which was for sales department’s use to store sales information, and the increase in the promotion expense of US$3.6 million for freebie provided to customers in technology service business.

General and administrative expenses. General and administrative expenses increased by 34% from US$7.8 million for the year ended December 31, 2020 to US$10.4 million for the year ended December 31, 2021, primarily due to the increase of share-based compensation expense. On September 9, 2020, SunCar approved the 2020 Share Incentive Plan to grant eligible employees 2,500,000 of restricted ordinary shares of Shanghai Shengshi Dalian Automobile Service Co. Limited, one of its subsidiaries. The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide service for a total of 60 months to earn the award. For the years ended December 31, 2020 and 2021, SunCar recognized US$0.5 million and US$1.7 million of share-based compensation expense, respectively.

Research and development expenses. Research and development expenses decreased by 27% from US$5.0 million for the year ended December 31, 2020 to US$3.7 million for the year ended December 31, 2021. SunCar relied more on outsourcing technical services in 2020 while in turn relied more on its employees in 2021 to improve cost efficiency, which resulted in the decrease of personnel expenditure of research and development expenses.

Discontinued operations and net loss from discontinued operations

In December 2021, board of directors of Shanghai Feiyou approved to dispose Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), primarily operating in financial leasing business, for the purpose of concentrating on its remaining major business lines. Therefore, SunCar presented the Shengda Group and its subsidiaries as discontinued operations in the current and comparative period financial statements. Net loss from the operations of the discontinued operations increased by 69% from US$16.4 million for the year ended December 31, 2020 to US$27.7 million for the year ended December 31, 2021, which was primarily led by: (1) the increased income tax expense of US$9.2 million due to the gain from transferring equity interest of Shanghai Shengshi Dalian Automobile Service Co. Limited to SunCar, (2) the decreased contracting business of financial leasing of US$1.4 million, and (3) the increased bad debt provision provided of US$2.2 million. On March 1, 2022, SunCar transferred all the equity of Shengda Group to Jiachen, an affiliate of Mr. Ye Zaichang, who is also the largest shareholder of SunCar, for the nominal consideration as Shengda Group are in a position of net liability position as of the disposal date, and instead impacts were charged to additional paid in capital.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, SunCar is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of SunCar, during the years ended December 31, 2020 and 2021 as it did not have assessable profit during the periods presented.

PRC

Generally, SunCar’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

An enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million. According to Taxation [2022] No. 13 which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of subsidiaries of SunCar, currently qualifies as a “new high-tech enterprise”, and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years. Shengshi Dalian Automobile, one of key subsidiaries of SunCar, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021, which would be effective within 3 years.

Dividends paid by its wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If its intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by its wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If SunCar’s holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the years ended December 31,
	2020	2021	2022
	(In thousands)
Net cash provided by (used in) operating activities of continuing operations	$11,528	$(19,105)	$(16,092)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)	(52)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)	(5,402)
Net cash used in investing activities of discontinued operations	(126)	(591)	(517)
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)	10,636
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119	-
Effect of exchange rate changes	3,098	1,827	(2,573)
Net increase (decrease) in cash and restricted cash	$36,444	$(44,488)	$(14,000)

SunCar’s principal sources of liquidity have been cash provided from bank borrowings, and revenue generated from its business operation. As of December 31, 2022, SunCar had US$21.2 million in cash, and US$2.7 million restricted cash, of which almost all of the cash was denominated in Renminbi. Most of the cash and restricted cash were held at banks located in China.

SunCar believes that its current cash on hand, short-term investments and cash provided by equity security will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. On November 4, 2022, SunCar entered into a Share Purchase Agreement with GEM Global Yield LLC SCS and GEM Yield Bahamas Limited relating to a share subscription facility up to US$125 million. On May 19, 2023, SunCar Technology Group Inc. entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership related to private placement 2,173,657 Class A ordinary shares at a total consideration of US$21.7 million. SunCar may, however, need additional cash resources in the future if SunCar experiences changes in business conditions or other developments. SunCar may also need additional cash resources in the future if it finds and wishes to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If SunCar determines that the cash requirements exceed the amount of cash on hand, SunCar may seek to issue equity or equity linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to the shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

SunCar expects that substantially all of its future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, PRC subsidiaries of SunCar are allowed to pay dividends in foreign currencies to SunCar without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities of continuing operations for the year ended December 31, 2022 was US$16.1 million, as compared to net loss from continuing operations of US$10.9 million. The difference between net loss and net cash used in operating activities was primarily attributable to an increase of accounts receivable, net of US$32.6 million, an increase of prepaid expenses and other current assets of US$3.9 million, and a decrease of accounts payable of US$5.0 million, offset by the provision of doubtful accounts of US$26.0 million, and depreciation and amortization of US$5.1 million.

Net cash used in operating activities of continuing operations for the year ended December 31, 2021 was US$19.1 million, as compared to a net income from continuing operations of US$9.6 million. The difference between net income and net cash used in operating activities was primarily attributable to an increase of US$35.1 million in accounts receivable and a decrease of US$15.0 million in accrued expenses and other current liabilities, offset by an increase of US$13.6 million in accounts payable, and depreciation and amortization of US$4.1 million. The increase of accounts receivables and accounts payable was primarily due to the growth of SunCar’s automobile after-sales business. The decrease of accrued expenses and other current liabilities was due to the fact that the settlement of payable of purchasing software has completed within the year ended December 31, 2020.

Net cash provided by operating activities of continuing operations for the year ended December 31, 2020 was US$11.5 million, as compared to a net income from continuing operations of US$6.6 million. The difference between net income and net cash provided by operating activities was primarily attributable to share-based compensation of US$0.5 million, an increase of US$8.4 million in accrued expenses and other current liabilities, an increase of accounts receivable of US$1.5 million, and an increase of tax payable of US$1.6 million, offset by an increase of prepaid expense and other current asset of US$4.1 million, a decrease of US$2.4 million in deferred revenue and an increase of US$2.3 million in deferred tax assets.

Investing Activities

Net cash used in investing activities of continuing operations for the year ended December 31, 2022 was US$5.4 million, primarily consisting of US$4.4 million in software and equipment purchase, and US$1.2 million in purchase of other non-current assets.

Net cash used in investing activities of continuing operations for the year ended December 31, 2021 was US$20.1 million, consisting primarily of US$9.8 million in purchasing short-term investment, US$9.0 million in purchase of construction in progress, and US$1.3 million in purchase of software and equipment.

Net cash used in investing activities of continuing operations for the year ended December 31, 2020 was US$29.0 million, consisting primarily of US$9.5 million in purchase of software and equipment, US$10.1 million in purchasing short-term investment, and US$9.2 million in purchase of construction in progress.

Financing Activities

Net cash used in financing activities of continuing operations for the year ended December 31, 2022 was US$10.7 million, consisting primarily of US$122.2 million from short-term bank borrowings, offset by repayment of short-term bank borrowings of US$111.1 million.

Net cash used in financing activities of continuing operations for the year ended December 31, 2021 was US$1.2 million, consisting primarily of US$70.2 million in repayments of short-term bank borrowings, US$6.6 million in dividend paid to non-controlling shareholders, and US$1.2 million in repurchase of non-controlling interests, partially offset by proceeds from short-term bank borrowings of US$76.8 million.

Net cash provided by financing activities of continuing operations for the year ended December 31, 2020 was US$49.7 million, consisting primarily of US$77.7 million in proceeds from short-term bank borrowings and US$33.1 million in contribution from non-controlling shareholders, offset by US$60.0 million in repayments of short-term bank borrowings.

Capital Expenditures

Capital expenditures of SunCar are primarily incurred for purchase of software and equipment, and the installation of private cloud system. Its capital expenditures were US$18.7 million, US$10.3 million and US$5.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. SunCar intends to fund its future capital expenditures with its existing cash balance and bank borrowings. SunCar will continue to incur capital expenditures as needed to meet the expected growth of its business.

Off-Balance Sheet Commitments and Arrangements

SunCar has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, SunCar has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, SunCar does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. SunCar does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth SunCar’s contractual obligations as of December 31, 2022.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$348	$-	$348
Capital payment	$13,022	$-	$13,022
Short-term borrowings	$74,653	$-	$74,653

SunCar recorded rental expense of US$1.0 million, US$1.0 million and US$0.6 million for the years ended December 31, 2020, 2021 and 2022, respectively. Other than what is disclosed above, SunCar did not have other significant commitments, long-term obligations, or guarantees as of December 31, 2022.

SunCar also has certain capital commitments that primarily related to commitments for the purchase and installation of a private cloud system. Total capital commitments contracted but not yet reflected in the consolidated financial statement was US$13.0 million as of December 31, 2022. All of the capital commitments will be fulfilled in the future according to the investment payment schedule.

From time to time, SunCar takes out borrowings with commercial banks to provide for its working capital for daily operation. See “Index to Financial Statements—Borrowings”.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), owned by Mr. Ye Zaichang, SunCar’s Chairman of Board of Directors was disposed on March 1, 2022, such disposition has been completed as of that date. In addition, SunCar was liable to Jiachen of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online as of December 31, 2022. Besides, SunCar was liable to Shengda Group of $4.7 million for the ordinary course of operation, which was interest free, unsecure and could be settled on demand. In the share purchase agreement dated March 1, 2022, SunCar agreed to repay the debt owed to Shengda Group by full before June 1, 2023. In April 2023, SunCar negotiated with Jiachen and consented to have an extension of payment to extend the repayment date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment.

Research and Development, Patents and Licenses, etc.

For the years ended December 31, 2020, 2021 and 2022, research and development expenses of SunCar were US$5.0 million, US$3.7 million and US$8.5 million, respectively. Its research and development expenses consist primarily of payroll and employee benefit for research and development, employees, rental expense, utilities and other related expenses related to design, develop and maintain technological service platform to support its internal and external business. SunCar expects spending in research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value to its business partners.

Trend Information

Other than as disclosed in this Report, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of December 31, 2022 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Executive Officers

See “Item 1. Identity of Directors, Senior Management and Advisers—A. Directors and Senior Management.”

B. Compensation

Information pertaining to the compensation of the directors and members of Executive Management of the Company is set forth in the Form F-4, in the sections entitled “PubCo’s Directors and Executive Officers after the Business Combination”, and “Directors, Executive Officers, Executive Compensation and Corporate Governance of Goldenbridge”, which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Board practices following the Closing is set forth in the Form F-4, in the section entitled “PubCo’s Directors and Executive Officers after the Business Combination”, which is incorporated herein by reference.

Foreign Private Issuer Exemption

As a “foreign private issuer”, as defined by the SEC, the Company is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by Nasdaq for U.S. domestic issuers other than with respect to certain voting and committee requirements. The Company will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Nasdaq.

The Company intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Nasdaq corporate governance rules and listing standards.

Because the Company is a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Compensation Committee

As a foreign private issuer, the Company is not required to and does not presently have a compensation committee. Following the Liberty Closing, the Company intends to form a compensation committee.

Our compensation committee will be responsible for, among other things:

●	reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

●	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;

●	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;

●	reviewing and approving all employment agreement and severance arrangements for our executive officers;

●	making recommendations to our board of directors regarding the compensation of our directors; and

●	retaining and overseeing any compensation consultants.

The Board has adopted a new written charter for the compensation committee, which is available on the Company’s website. The reference to the Company’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on the Company’s website into this proxy statement/prospectus.

Nominating Committee

Information pertaining to our Nominating Committee is set forth in the Form F-4 in the section entitled “PubCo’s Directors and Executive Officers After the Business Combination” which is incorporated herein by reference.

D. Employees

Following and as a result of the Business Combination, the business of the Company is conducted through ASGL, the Company’s direct, wholly-owned subsidiary and ASGL’s subsidiaries.

Further information pertaining to ASGL’s employees is set forth in the Form F-4, in the section entitled “Business of SunCar”, which is incorporated herein by reference.

E. Share Ownership

Information about the ownership of the Ordinary Shares by the Company’s directors and members of Executive Management upon consummation of the Business Combination is set forth in Item 7-Major Shareholders and Related Party Transactions.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the Ordinary Shares as of May 17, 2023 immediately following the consummation of the Business Combination by:

●	each person known by us to be the beneficial owner of more than 5% of the Ordinary Shares;

●	each of our directors and members of Executive Management; and

●	all our directors and members of Executive Management as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, and includes shares underlying options, warrants or other derivative securities, as applicable, that are currently exercisable or convertible or exercisable or convertible within 60 days. Ordinary Shares that may be acquired within 60 days of May 17, 2023 pursuant to the exercise of options or Warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such holder but are not deemed to be outstanding for computing the percentage ownership of any other person or entity shown in the table. Each holder of Class B Ordinary Shares is entitled to ten votes per share on all matters to be voted on by shareholders generally, including the election of directors.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them.

	Class A		Class B		Voting
	Ordinary Shares		Ordinary Shares		Power
Name and Address of Beneficial Owner(1)	Number	%	Number	%	(%)
Executive Officers and Directors
Zaichang Ye	—	—	47,000,902	56.9%	88.8%
Bohong Du	—	—	—	—	—
Zhunfu Lei	—	—	—	—	—
Ms. Saiye Gu	—	—	—	—	—
Yizhi Qian	—	—	—	—	—
Haidong Zhang	—	—	—	—	—
Ms. Lin Bao	—	—	—	—	—
Yongsheng Liu	—	—	—	—	—
All Executive Officers and Directors as a group	—	—	47,000,902	56.9%	88.8%

5% or Greater Holders
Automobile Services Group Limited(2)	—	—	41,708,943	50.5%	78.8%
KMBP Holdings Limited(3)	20,832,142	25.2%	—	—	3.9%
SSDL Holdings Limited(4)	—	—	7,919,622	9.6%	15.0%
YSY Group Limited(5)	2,749,472	3.3%	—	—	0.5%

(1)	Unless otherwise noted, the business address of each of the named beneficial owner is: c/o Shanghai Feiyou Trading Co., Ltd., Suite 209, No. 656 Lingshi Road, Jing’an District, Shanghai, China.

(2)	Automobile Services Group Limited is 93.7% owned by Zaichang Ye. The registered office is at Viatra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.

(3)	KMBP Holdings Limited (“KMBP”) is a special purpose vehicle of China Harvest Fund II, L.P. and China Harvest Co-Investors II, L.P., (collectively, the “China Harvest Funds”) in respect of their investment in Auto Services Group Limited. The general partner of the China Harvest Funds is China Renaissance Capital Investment II, L.P. The general partner of China Renaissance Capital Investment II, L.P. is China Renaissance Capital II GP. The voting powers and investment powers of KMBP is exercised in accordance with the direction of the board of directors of China Renaissance Capital II GP. The directors of China Renaissance Capital II GP on the date hereof are Mark Qiu and Li Zhenzhi. China Renaissance Capital II GP’s address is: P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman E9 KY1-1104.

(4)	SSDL Holdings Limited is 100% owned by Zaichang Ye.

(5)	YSY is currently 100% controlled by ASTS Holdings limited (“ASTS”), a British Virgin Islands incorporated company. The address of ASTS is Intershore Chambers, Road Town, Tortola, British Virgin Islands. ASTS is 100% controlled by Mr. Li Qin, a Hong Kong citizen.

B. Related Party Transactions

Information pertaining to related party transactions is set forth in the Form F-4, in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SunCar”, which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 18-Financial Statements of this Report for consolidated financial statements and other financial information.

B. Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

The Class A Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “SDA” and “SDAWW”, respectively. Holders of Class A Ordinary Shares and Warrants should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

The Class A Ordinary Shares and Warrants are listed on Nasdaq Capital Market under the symbols “SDA” and “SDAWW” respectively.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized to issue an unlimited number of Ordinary Shares of $0.0001 par value per share, divided into two classes as follows: Class A Ordinary Shares and Class B Ordinary Shares.

As of May 18, 2023, subsequent to the Closing of the Business Combination, there were 32,920,571 Class A Ordinary Shares outstanding and issued and 49,628,564 Class B Ordinary Shares outstanding and issued. The following: (i) 6,100,000 Warrants were outstanding, and the holder of each warrant is entitled to purchase one-half (1/2) of one Class A Ordinary Share at an exercise price of $11.50 per full share.

B. Memorandum and Articles of Association

The Second Amended and Restated Memorandum and Articles of Association of the Company are included as Exhibit 1.1 to this Report. The description of the Second Amended and Restated Memorandum and Articles of Association of the Company is included in the Form F-4 in the section entitled “Description of PubCo’s Securities” which is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to the Business Combination

Merger Agreement

The description of the Merger Agreement is included in the Form F-4 in the sections entitled “Proposal No. 1 - The Reincorporation Merger Proposal”, and “Proposal No. 1 - The Reincorporation Merger Proposal”, each of which is incorporated herein by reference.

Other Agreements

The description of other material contracts of ASGL is contained in the Form F-4 in the section entitled “Business of SunCar”, which is incorporated herein by reference.

D. Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

E. Taxation

Information pertaining to tax considerations related to the Business Combination is set forth in the Form F-4, in the section entitled “Material U.S. Federal Income Tax Consequences”, which is incorporated herein by reference.

F. Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our equity securities. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish to the SEC, on Form 6-K, unaudited financial information with respect to our first two fiscal quarters. Information filed with or furnished to the SEC by us will be available on our website. On March 30, 2023, the Company and GBRG furnished to its shareholders a proxy statement/prospectus relating to the Business Combination. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The disclosures on pages F-1 to F-35 in the Form F-4 are incorporated by reference herein.

The audited consolidated financial statements of ASGL for year ended December 31, 2022 is filed as Exhibit 99.1 hereto.

The unaudited pro forma condensed combined financial information of the Company is filed as Exhibit 99.2 hereto.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

1.1	Second Amended and Restated Amended and Restated Memorandum and Articles of Association of SunCar (incorporated by reference to Exhibit 3.4 of SunCar’s Amendment No. 4 to registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023)
2.1	Specimen Ordinary Share Certificate of SunCar (incorporated by reference to Exhibit 4.8 of SunCar’s Amendment No. 4 to registration statement on Form F-4 (File No. 333-269295), filed with the SEC on March 27, 2023)
4.1	Merger Agreement dated May 23, 2022 (incorporated by reference to Exhibit 1.1 of SunCar’s Amendment No. 4 to registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023)
4.2	Resale Lock-up Agreement (incorporated by reference to Annex F of SunCar’s Amendment No. 4 to registration statement on Form F-4 (File 333-269295), filed with the SEC on March 27, 2023)
99.1*	Audited consolidated financial statements of ASGL for year ended December 31, 2022
99.2**	Unaudited pro forma condensed combined financial information of the Company

*	Included in this report on pages F-1 to F-36
**	Filed herewith

#	Certain schedules, annexes and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but will be furnished supplementally to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SUNCAR TECHNOLOGY GROUP INC.

June 30, 2023	By:	/s/ Bohong Du
	Name:	Bohong Du
	Title:	Chief Financial Officer

AUTO SERVICES GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Auto Services Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Auto Services Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years ended December 31, 2022, 2021 and 2020 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2023.

Singapore, Singapore

June 30, 2023

AUTO SERVICES GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,
	2021	2022
ASSETS
Current assets
Cash	$34,517	$21,200
Restricted cash	2,830	2,717
Short-term investments	29,147	26,544
Accounts receivable, net	85,637	85,619
Prepaid expenses and other current assets, net	5,740	9,270
Current assets of discontinued operations	3,875	-
Total current assets	161,746	145,350

Non-current assets
Long-term investment	314	290
Software and equipment, net	10,739	18,491
Deferred tax assets, net	12,086	13,070
Other non-current assets	24,385	14,423
Right-of-use assets	-	344
Non-current assets of discontinued operations	5,000	-
Total non-current assets	52,524	46,618

TOTAL ASSETS	$214,270	$191,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term loan	$69,030	$74,653
Accounts payable	31,491	24,200
Deferred revenue	1,901	3,569
Tax payable	2,505	2,042
Accrued expenses and other current liabilities	2,887	4,849
Amount due to a related party	-	45,564
Operating lease liability-current	-	315
Current liabilities of discontinued operations	27,334	-
Total current liabilities	135,148	155,192

Non-current liabilities of discontinued operations	52,659	-

Total liabilities	$187,807	$155,192

Commitments and contingencies (Note 20)

Shareholders’ deficit
Ordinary shares (par value of US$0.00005 per share; 746,578,037 shares authorized as of December 31, 2021 and 2022; 225,000,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	$11	$11
Convertible Preferred shares (par value US$0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	10	10
Additional paid in capital	75,091	95,751
Accumulated deficit	(92,911)	(99,580)
Accumulated other comprehensive loss	(3,637)	(1,476)
Total AUTO SERVICES GROUP LIMITED’s shareholders’ deficit	(21,436)	(5,284)
Non-controlling interests	47,899	42,060
Total equity	26,463	36,776

TOTAL LIABILITIES AND EQUITY	$214,270	$191,968

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022

Revenues
Automotive after-sales service	$154,238	$187,880	$199,294
Insurance intermediation service	84,161	56,766	67,640
Technology service	526	4,589	15,479
Total revenues	238,925	249,235	282,413

Operating cost and expenses
Integrated service cost	(131,932)	(156,852)	(166,793)
Promotional service expenses	(79,515)	(55,222)	(65,500)
Selling expenses	(6,835)	(12,731)	(16,477)
General and administrative expenses	(7,780)	(10,420)	(37,742)
Research and development expenses	(5,029)	(3,651)	(8,478)
Total operating costs and expenses	(231,091)	(238,876)	(294,990)

Operating profit/(loss)	7,834	10,359	(12,577)

Other income/(expenses)
Financial expenses, net	(2,100)	(3,045)	(3,659)
Investment income	255	759	441
Other income, net	2,385	2,457	5,121
Total other income, net	540	171	1,903

Income/(loss) before income tax expense	8,374	10,530	(10,674)
Income tax expense	(1,752)	(938)	(231)
Income/(Loss) from continuing operations, net of tax	6,622	9,592	(10,905)

Discontinued operations:
Net loss from the operations of the discontinued operations, net of tax	(16,397)	(27,682)	(994)

Net loss	(9,775)	(18,090)	(11,899)

Net income/(loss) from continuing operations	6,622	9,592	(10,905)
Less: Net income/(loss) attributable to non-controlling interests of continuing operations	3,219	5,650	(5,230)
Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders	3,403	3,942	(5,675)

Loss from discontinued operations, net of tax	(16,397)	(27,682)	(994)
Less: Net loss attributable to non-controlling interests of discontinue operations	(1)	(19)	-
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)	(994)

Net loss attributable to SunCar’s ordinary shareholders	(12,993)	(23,721)	(6,669)

Net income/(loss) per ordinary share from continuing operations:
Basic	$0.01	$0.01	$(0.03)
Diluted	$0.01	$0.01	$(0.03)

Net loss per ordinary share from discontinued operations:
Basic and diluted	$(0.07)	$(0.12)	$(0.00)

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
Basic and diluted	$(0.06)	$(0.11)	$(0.03)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	225,000,000	225,000,000	225,000,000

Weighted average shares outstanding used in calculating basic and diluted income per share
Basic and diluted	418,668,614	418,668,614	418,668,614

Income/ (loss) from continuing operations before non-controlling interests	6,622	$9,592	(10,905)
Loss from discontinued operations, net of tax	(16,397)	(27,682)	(994)
Net loss	(9,775)	(18,090)	(11,899)
Other comprehensive income/(loss)
Foreign currency translation difference	1,195	907	(2,410)
Total other comprehensive income/(loss)	1,195	907	(2,410)

Total comprehensive loss	(8,580)	(17,183)	(14,309)
Less: total comprehensive income/(loss) attributable to non-controlling interest	4,791	6,839	(9,801)
Total comprehensive loss attributable to the AUTO SERVICES GROUP LIMITED’s shareholders	(13,371)	$(24,022)	(4,508)

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Convertible Preferred Shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’ equity/	Non-controlling	Total shareholders’
	Share	Amount	Share	Amount	capital	deficit	loss	(deficit)	interests	equity
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	225,000,000	$11	193,668,615	$10	$61,919	$(56,197)	$(2,958)	$2,785	$22,739	$25,524
Contribution from non-controlling shareholders	-	-			14,432	-	-	14,432	18,665	33,097
Repurchase of non-controlling interests	-	-	-	-	(867)	-	-	(867)	(223)	(1,090)
Net (loss)/profit	-	-			-	(12,993)	-	(12,993)	3,218	(9,775)
Share-based compensation of subsidiary					-	-	-	-	520	520
Foreign currency translation	-	-			-	-	(378)	(378)	1,573	1,195
Balance as of December 31, 2020	225,000,000	$11	193,668,615	$10	$75,484	$(69,190)	$(3,336)	$2,979	$46,492	$49,471
Repurchase of non-controlling interests	-	-	-	-	(236)	-	-	(236)	(948)	(1,184)
Net (loss)/profit	-	-	-	-	-	(23,721)	-	(23,721)	5,631	(18,090)
Dividend paid to noncontrolling shareholders	-	-	-	-	-	-	-	-	(6,620)	(6,620)
Share-based compensation of subsidiary					(157)			(157)	2,136	1,979
Foreign currency translation	-	-	-	-	-	-	(301)	(301)	1,208	907
Balance as of December 31, 2021	225,000,000	$11	193,668,615	$10	$75,091	$(92,911)	$(3,637)	$(21,436)	$47,899	$26,463
Repurchase of non-controlling interests	-	-	-	-	(276)	-	-	(276)	(234)	(510)
Net loss	-	-	-	-	-	(6,669)	-	(6,669)	(5,230)	(11,899)
Disposal of Shengda Group	-	-	-	-	21,059	-	-	21,059	2,163	23,222
Share-based compensation of subsidiary	-	-	-	-	(123)	-	-	(123)	2,033	1,910
Foreign currency translation	-	-	-	-	-	-	2,161	2,161	(4,571)	(2,410)
Balance as of December 31, 2022	225,000,000	$11	193,668,615	$10	95,751	(99,580)	(1,476)	(5,284)	42,060	36,776

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss) from continuing operations	$6,622	$9,592	$(10,905)
Net loss from discontinued operations	(16,397)	(27,682)	(994)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for doubtful accounts	39	148	25,981
Depreciation and amortization	1,613	4,055	5,078
Amortization of right-of-use assets	-	-	619
Share-based compensation of subsidiary	520	1,668	1,599
Loss on disposal of software and equipment	29	27	-
Deferred income tax benefit	(2,333)	(1,124)	(1,951)
Changes in operating assets and liabilities:
Accounts receivable, net	1,531	(35,071)	(32,640)
Prepaid expenses and other current assets	(4,065)	3,181	(3,850)
Accounts payable	53	13,608	(5,019)
Deferred revenue	(2,419)	813	1,858
Accrued expenses and other current liabilities	8,356	(14,976)	2,548
Tax payable	1,582	(1,026)	(280)
Operating lease liabilities	-	-	(615)
Amount due to related parties	-	-	1,485
Net cash provided by (used in) operating activities of continuing operations	11,528	(19,105)	(16,092)
Net cash provided by (used in) operating activities of discontinued operations	7,104	(6,462)	(52)
Total net cash provided by (used in) operating activities	18,632	(25,567)	(16,144)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of software and equipment	(9,488)	(1,284)	(4,351)
Purchase of short term investment	(10,084)	(9,839)	-
Purchase of long-term investment	(297)	-	-
Proceeds from the redemption of short term investment	-	-	149
Purchase of other non-current assets	(9,168)	(8,968)	(1,200)
Net cash used in investing activities of continuing operations	(29,037)	(20,091)	(5,402)
Net cash used in investing activities of discontinued operations	(126)	(591)	(517)
Total net cash used in investing activities	(29,163)	(20,682)	(5,919)

CASH FLOWS FORM FINANCING ACTIVITIES
Proceeds from short-term bank loans	77,722	76,812	122,249
Repayments of short-term bank loans	(60,036)	(70,193)	(111,103)
Contribution from non-controlling shareholders	33,097	-	-
Repurchase of non-controlling interests	(1,090)	(1,184)	(510)
Dividend paid to non-controlling shareholders	-	(6,620)	-
Net cash provided by (used in) financing activities of continuing operations	49,693	(1,185)	10,636
Net cash (used in) provided by financing activities of discontinued operations	(5,816)	1,119	-
Total net cash provided by (used in) financing activities	43,877	(66)	10,636

Effect of exchange rate changes	3,098	1,827	(2,573)

Net change in cash and restricted cash	36,444	(44,488)	(14,000)

Cash and restricted cash, beginning of the year	$45,961	$82,405	$37,917
Cash and restricted cash, end of the year	$82,405	$37,917	$23,917

Less: cash of discontinued operations at end of year	2,856	570	-
Cash and restricted cash at end of year for continuing operations	$79,549	$37,347	$23,917

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$76,883	$34,517	$21,200
Restricted cash	$2,666	$2,830	$2,717
Total cash and restricted cash	$79,549	$37,347	$23,917

Supplemental disclosures of cash flow information:
Income tax paid	$2,309	$3,472	$2,459
Interest expense paid	$2,485	$3,087	$3,780

Supplemental disclosures of non-cash activities:
Disposal of Shengda Group	-	-	23,222
Decrease of accrued expenses and other current liabilities due to vest of restricted shares	$-	$311	$311
Purchase of software and equipment by using accrued expenses and other current liabilities	$1,720	$-	$-
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	$-	-	$972
Software and equipment transferred from other non-current assets	$-	-	$12,150

The accompanying notes are an integral part of these consolidated financial statements.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

AUTO SERVICES GROUP LIMITED (the “Company”, or “SunCar”), through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing automotive after-sales service, insurance intermediation service and technology service in the People’s Republic of China (“PRC” or “China”).

SunCar was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws, and ultimately controlled by Mr. Ye Zaichang, SunCar’s Chief Executive Officer.

Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, are the Group’s main operating entities in China.

Prior to March 2022, the Group also engaged in the business of financial leasing through its subsidiaries, Shengda Automobile Service Group Co. Limited (“Shengda Group”). During the year ended December 31, 2021, the Group reached a resolution to dispose Shengda Group. On March 1, 2022, the Group transferred the total equity of Shengda Group, to a related party at a nominal consideration of RMB1, for the purpose of focusing on providing automotive after-sales service and insurance intermediation service (See Note 3 Discontinued Operations). As of December 31, 2022, the disposal of Shengda Group was completed.

As of December 31, 2022, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Automotive after-sales service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.89%	Automotive after-sales service
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”)	December 5, 2007	PRC	56.51%	Insurance intermediation service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company
Shanghai Feiyou Trading Co., Limited (“Shanghai Feiyou”)	June 11, 2009	PRC	100.00%	Technology services

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of SunCar and its subsidiaries. All intercompany transactions and balances among SunCar and its subsidiaries have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests.

(b)	Use of estimates

The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for doubtful accounts, useful lives and impairment of long-lived assets, and valuation allowances of deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)	Cash

Cash consist of cash on hand and cash in banks. The Group maintains cash with various financial institutions in China. The Group has not experienced any losses in bank accounts and believes it is not exposed to any risks on its cash in bank accounts.

(d)	Restricted cash

Restricted cash represented a guaranteed deposit required by China Banking and Insurance Regulatory Commission (“CBIRC”) in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations.

(e)	Accounts receivable, net

Accounts receivable, net are stated at the original amount less allowances for doubtful accounts. Accounts receivable are recognized in the period when the Group has provided services to its customers and when its right to consideration is unconditional. The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers many factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(f)	Short-term investment

The Group invested in certain trust products and bank financial products, with various interest rates and are restricted as to withdrawal and use before maturity. The Group classifies the trust and financial products as held-to-maturity securities. The original maturities of the short-term investments are longer than three-months, but shorter than one year. The carrying amount of these short-term investments approximate their fair values due to the short-term maturities of these investments.

The Group reviews its short-term investments for other-than-temporary impairment (“OTTI”) based on the specific identification method. The Group considers available quantitative and qualitative evidences in evaluating the potential impairment of its short-term investments. If the carrying amount of an investment exceeds the investment’s fair value, the Group considers, among other factors, general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the carrying amount, and the Group’s intent and ability to hold the investments. OTTI is recognized as a loss in the consolidation statements of operations. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

(g)	Software and equipment, net

Software and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives	Residual value
Vehicles	3-5 years	5%
Office equipment and furniture	3-5 years	5%
Electronic equipment	3 years	5%
Computer software	5, 10 years	nil
Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets	nil
Others	3-10 years	5%

Computer software

Acquisition costs associated with internal-use software are capitalized and include external direct costs of services principally related to platform development, including support systems, software coding, designing system interfaces, and installation and testing of the software. These costs are recorded as software and equipment and are generally amortized beginning when the asset is substantially ready for use. Costs incurred for enhancements that are expected to result in additional features or functionalities are capitalized and amortized over the estimated useful life of the enhancements. Costs incurred during the preliminary project stage, as well as maintenance and training costs, are expensed as incurred.

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of software and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of operations and comprehensive loss.

(h)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, which is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment charge was recognized for the years ended December 31, 2020, 2021 and 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(i)	Long-term investments

Beginning on January 1, 2018, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of operations and comprehensive income/(loss). The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of operations and comprehensive income/(loss) if any.

On November 20, 2019, Jiaxing Hanchao Equity Investment Partnership (L.P.) (“Jiaxing Hanchao”) was incorporated. Pursuant to the partnership agreement, SUNCAR Online invested $290, accounting for 5% of the total investment as a limited partner. The investment was accounted for under the cost method as the Group had no significant influence over the investee and Jiaxing Hanchao had no readily determinable fair value.

(j)	Accounts payable

Accounts payable is payable to suppliers in the procurement of service to automotive after-sales service providers to customized services for end consumers of the enterprise clients, and promotional service to channels.

(k)	Short-term loan

Short-term loan represents the Group’s borrowings from commercial banks for the Group’s working capital. Short-term loan includes borrowings with maturity terms shorter than one year.

(l)	Related Party

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, stockholder, or a related corporation.

(m)	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, other receivables included in prepayments and other current assets, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities. As of December 31, 2021 and 2022, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n)	Revenue recognition

The Group’s revenues are mainly generated from providing automotive after-sales service, insurance intermediation service, technology service and financial leasing service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Automotive after-sales service

The Group defines enterprise clients as the Group’s customers and the Group sells automotive after-sales service coupons to enterprise clients, which each coupon represents one specific automotive after-sales service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers, and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon is expired but not used.

Insurance intermediation service

The Group provides insurance intermediation service distributing primarily vehicle insurance on behalf of the insurance companies and charges insurance companies for intermediation service commissions. Insurance intermediation services are considered to be rendered and completed, and revenue is recognized, at the time an insurance policy becomes effective, that is, when the signed insurance policy is in place and the premium is collected from the insured. The Group has satisfied the performance obligation to recognize revenue when the premiums are collected by the respective insurance companies and not before, because collectability is not ensured until receipt of the premium. Accordingly, the Group does not accrue any insurance intermediation service commission and fees prior to the receipt of the related premiums. No allowance for cancellation has been provided for intermediation services as cancellation of policies rarely occurs.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(n)	Revenue recognition - Continued

Technology service

The Group provides technology service including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems. The Group charges service fee based on fixed price per month for service provided, and recognizes revenue over time during the service period.

The Group’s revenue are disaggregated by timing of revenue recognition as follows:

	For the years ended December 31,
	2020	2021	2022
Revenue recognized at a point of time	$238,399	$244,646	$266,934
Revenue recognized over time	526	4,589	15,479
Revenues	$238,925	$249,235	$282,413

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2021 and 2022.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group’s deferred revenue amounted to $1,901 and $3,569 as of December 31, 2021 and 2022, respectively. During the years ended December 31, 2020, 2021 and 2022, the Group recognized $3,328, $1,053 and $1,901 that was included in deferred revenue balance at January 1, 2020, 2021 and 2022, respectively.

(o)	Integrated service cost

Integrated service cost primarily includes the service fee paid to suppliers undertaking and performing the automobile service to the users of customer, and outsourcing service fee paid to the third party for technological development. The service fee is determined based on the actual services rendered and recognized in the period incurred.

(p)	Promotional service expenses

Promotional service expenses represent (i) promotional service fee to explore extensive networks of automotive after-sales service and insurance intermediation; and (ii) service fees to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging new energy vehicle original equipment manufacturers (“NEV OEMs”) and service providers. These channels have their own users, who are potential business customers. Promotional service expenses are recognized in the period incurred.

(q)	Research and development expense

Research and development expenses consist primarily of payroll and employee benefit for research and development employees, rental expense, utilities and other related expenses related to design, develop and maintain technology service platform to support the Group’s internal and external business. Research and development expenses are expensed as incurred. Software development costs are recorded in “Research and development” as incurred as the costs qualifying for capitalization have been insignificant.

(r)	Government grants

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in “other income” in the Group’s consolidated statements of comprehensive loss when the grant is received.

For the years ended December 31, 2020, 2021 and 2022, the Group received government grants from the local PRC government authorities aggregately of $1,566, $1,897, $3,753, respectively, among which the government grants related to achievement of annual income tax filling target and value-added tax deduction were $1,322, $1,729, $3,426, respectively, and the awards to high-tech enterprises were $244, $168, $327, respectively.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(s)	Share-based compensation

The Group grants restricted share units (“RSUs”) of SunCar’s subsidiary, SUNCAR Online, to eligible employees and management. The Group accounts for share-based awards issued to employees and non-employees in accordance with ASC Topic 718 Compensation – Stock Compensation. The Group recognizes compensation cost for an equity classified award using the straight-line method over the applicable vesting period based on the fair value of restricted shares granted on the date of the grant. Awards of subsidiary equity is recognized in “non-controlling interest” in the consolidated entity.

(t)	Employee benefits

SunCar’s subsidiaries in PRC participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in the PRC to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Group has no further commitments beyond its monthly contribution.

(u)	Leases

The Group leases facilities in the PRC under non-cancellable operating leases expiring on different dates. On January 1, 2022, the Company adopted ASU No. 2016-02 (Topic 842) “Leases” using the optional transition method. Results and disclosure requirements for reporting periods beginning after January 1, 2022 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under Topic 840. Under Topic 842, lessees are required to recognize assets and liabilities on the balance sheet for most leases. At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The main impact of the adoption of the standard is that assets and liabilities amounting to $972 and $939, respectively, were recognized beginning January 1, 2022 for leased office space with terms of more than 12 months. The Company accounts for short-term leases with terms less than 12 months in accordance with ASC 842-20-25-2 to recognize the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The adoption of the standard did not have a significant impact on the Group’s consolidated financial statements.

Right-of-use (“ROU”) assets represent the Group’s rights to use underlying assets for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and lease liabilities are recognized at commencement date. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Operating lease ROU assets

The right-of-use assets are initially measured at cost, which comprise the initial amounts of the lease liabilities adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(u)	Leases - Continued

Operating lease liabilities

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the discount rate for the leases. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities are measured at amortized cost using the effective interest rate method. They are re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

(v)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100,000($14,358). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(w)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from providing automotive after-sales service, insurance intermediation service, and financial leasing service. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

(x)	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of December 31,
	2021	2022
Balance sheet items, except for equity accounts	6.3726	6.8972

	For the Years Ended December 31,
	2020	2021	2022
Items in the statements of operations and comprehensive loss, and statements of cash flows	6.9042	6.4508	6.7290

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(y)	Non-controlling interest

A non-controlling interest in a subsidiary of SunCar represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to SunCar. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net income/(loss) and other comprehensive income/(loss) attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations and comprehensive loss.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(z)	Earnings/(Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss) per share as of the date that all necessary conditions have been satisfied. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

The Group’s convertible preferred shares are participating securities, as they have contractual non-forfeitable right to participate in distributions of earnings. The convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses. Accordingly, any undistributed net income is allocated on a pro rata basis to ordinary shares and convertible preferred shares; whereas any undistributed net loss is allocated to ordinary shares only.

Diluted earnings (loss) per share is calculated by dividing net earnings (loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible preferred shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings (loss) per share calculation when inclusion of such share would be anti-dilutive.

(aa)	Discontinued operations

A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

(1)	the component of an entity or group of components of an entity meets the criteria to be classified as held for sale;

(2)	the component of an entity or group of components of an entity is disposed of by sale;

(3)	the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).

For any component classified as held for sale or disposed of by sale or other than by sale that qualify for presentation as a discontinued operation in the period, the Group has reported the assets and liabilities of the discontinued operations as current and non-current assets of discontinued operations, and current and non-current liabilities of discontinued operations in the consolidated balance sheets as of December 31, 2021 and 2022. The results of operations of discontinued operation for the years ended December 31, 2020, 2021 and 2022 have been reflected separately in the consolidated statements of income/(loss) as a single line item for all periods presented in accordance with U.S. GAAP. Cash flows from discontinued operations of the three categories for the years ended December 31, 2020, 2021 and 2022 were separately presented in the consolidated statements of cash flows for all periods presented in accordance with U.S. GAAP.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

(bb)	Segment reporting

The Group has organized its continuing operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has two reportable segments from continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group considers a “management approach” concept as the basis for identifying reportable segments. The management approach is based on the way that management organizes the segments within the Group for making operating decisions, allocating resources, and assessing performance. The Group’s reportable segments are strategic business units that offer different services and are managed separately because each business requires different technology and marketing strategies. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(cc)	Comprehensive income/(loss)

Comprehensive income (loss) is comprised of the Group’s net income (loss) and other comprehensive income (loss). The components of other comprehensive income (loss) consist of foreign currency translation adjustments.

(dd)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020- 02 to provide additional guidance on the credit losses standard. For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 on January 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd., an affiliate of Mr. Ye Zaichang, to transfer the total equity of Shengda Group at a nominal consideration of RMB1 due to the net liability position of Shengda Group as of the transfer date, and the transfer was accounted for as a capital transaction. At the same time, China Auto Market Group Limited., subsidiary of the Group, transferred its 25% equity interest of Shanghai Financial Leasing and Shenglian Finance Leasing (Tianjin) Co., Ltd, subsidiaries of Shengda Group, to a related party YSY GROUP LIMITED (“YSY”), an affiliate of Mr. Ye Zaichang at the time (Mr. Ye Zaichang has not been affiliated to YSY since August 3, 2022), with the consideration of RMB1. The agreements have been approved by an independent committee of the Group’s Board of Directors and the disposal transaction was completed as of March 1, 2022.

As the business of Shengda Group and its subsidiaries represents a separate major line of business of the Group as of the held-for-sale date, which is in December 2021, the disposition was considered as a strategic shift that had a major effect on operations and financial results of the Group. The Group disclosed the results of the business of Shengda Group and its subsidiaries as discontinued operations. As the disposal of Shengda Group was under common control, the Group recognized additional paid-in capital of $21,059 and non-controlling interest of $2,163 on deconsolidation, which was equal to the difference on the deconsolidation date between: (i) the aggregate of (a) the consideration received, (b) the carrying amount of non-controlling interest in Shengda Group, less (ii) the carrying amount of Shengda Group’s assets and liabilities. No gain or loss was recorded as the result of the disposal. Accordingly, assets, liabilities, interest income and expenses and cash flows have been reclassified into consolidated financial statements as discontinued operations for all periods presented.

The assets and liabilities are included in the captions “Current assets of discontinued operations”, “Non-current assets of discontinued operations”, “Current liabilities of discontinued operations” and “Non-current liabilities of discontinued operations”. The carrying amount of the major classes of assets and liabilities of discontinued operations presented in the consolidated balance sheets as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022

ASSETS
Current assets
Cash	$570	$-
Prepaid expenses and other current assets	3,305	-
Total current assets	3,875	-

Noncurrent assets
Long-term investment	169	-
Long-term receivables	4,597	-
Property, plant and equipment, net	234	-
Total noncurrent assets	5,000	-

TOTAL ASSETS	8,875	-

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	1,569	-
Accounts payable	161	-
Advance from customers	470	-
Accrued expenses and other current liabilities	15,726	-
Tax payable	9,408	-
Total current liabilities	27,334	-

Noncurrent liabilities
Other long-term liabilities	52,659	-
Total noncurrent liabilities	52,659	-

Total liabilities	$79,993	$-

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	DISCONTINUED OPERATIONS – Continued

The comparative consolidated statements of operations have been represented to show the discontinued operations separately from continuing operations. Details of the results from discontinued operations, net of tax are set out below:

	For the years ended December 31,
	2020	2021	2022*

Interest income	$3,280	$1,884	$142
Interest cost	(5,916)	(7,322)	(457)
Net interest loss	(2,636)	(5,438)	(315)

Operating expenses
Selling expenses	(535)	(235)	(22)
General and administrative expenses	(11,168)	(12,998)	(760)
Total operating expenses	(11,703)	(13,233)	(782)

Operating loss	(14,339)	(18,671)	(1,097)

Other income (expenses)
Financial expenses, net	(719)	(604)	(70)
Investment income/(loss)	(1,778)	6	-
Other income, net	553	878	174
Total other (expenses) income, net	(1,944)	280	104

Loss before income tax expense	(16,283)	(18,391)	(993)
Income tax expense	(114)	(9,291)	(1)
Loss from discontinued operations, net	(16,397)	(27,682)	(994)

Less: Net loss attributable to non-controlling interests	(1)	(19)	-

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	$(16,396)	$(27,663)	$(994)

*	The result of discontinued operations included those of discontinued operations from January 1, 2022 to March 1, 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	SEGMENT INFORMATION

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments for continuing operations, including automotive after-sales service business and insurance intermediation service business. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	Year ended December 31, 2020
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$154,238	$84,161	$526	$238,925
Depreciation and amortization	$(1,090)	$(449)	$(74)	$(1,613)
Segment income (loss) before tax	$12,864	$(3,616)	$(874)	$8,374

	Year ended December 31, 2021
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$187,880	$56,766	$4,589	$249,235
Depreciation and amortization	$(3,404)	$(578)	$(73)	$(4,055)
Segment income (loss) before tax	$15,891	$(4,256)	$(1,105)	$10,530

	Year ended December 31, 2022
	Automotive after-sales service	Insurance intermediation service	Others	Consolidated
Revenues from external customers	$199,294	$67,640	$15,479	$282,413
Depreciation and amortization	$(3,452)	$(1,558)	$(68)	$(5,078)
Segment income (loss) before tax	$(8,109)	$(2,212)	$(353)	$(10,674)

The total assets from continuing operations by segments as of December 31, 2021 and 2022 were as follows:

	December 31,
	2021	2022
Segment assets
Automotive after-sales service	$153,723	$113,992
Insurance intermediation service	49,729	68,123
Others	1,943	9,853
Total segment assets from continuing operations	$205,395	$191,968

As the reportable segment for financial leasing qualified for discontinued operation, it is not required to disclose the information in segment reporting required by ASC 280.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	December 31,
	2021	2022
Accounts receivable	$85,637	$110,967
Allowance for doubtful accounts	-	(25,348)
Accounts receivable, net	$85,637	$85,619

The Group recognized bad debt expense of nil, nil and $25,981 for the years ended December 31, 2020, 2021 and 2022. The difference of bad debt expense for the year ended December 31, 2022, and the allowance for doubtful accounts as of December 31, 2022 was due to different exchange rate.

The movement of allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022 were as following:

	For the years ended December 31,
	2020	2021	2022
Balance at the beginning of the year	$-	$-	$-
Additions	-	-	25,981
Foreign currency translation	-	-	(633)
Balance at the end of the year	$-	$-	$25,348

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets, net consisted of the following:

	December 31,
	2021	2022

Advances to suppliers	$1,699	$4,537
Value-added tax (“VAT”) receivables	3,246	1,954
Advance for deferred cost of Business Combination(1)	-	1,325
Deferred IPO costs	-	868
Others	986	763
Prepaid expenses and other current assets	5,931	9,447
Allowance for doubtful accounts	(191)	(177)
Prepaid expenses and other current assets, net	$5,740	$9,270

(1)	The advance for deferred cost of Business Combination represented the advances to Goldenbridge Acquisition Limited (“GBRG”) in form of non-interest-bearing loans, pursuant to the agreement and plan of merger, dated as of May 23, 2022, which provides for a Business Combination between GBRG and Auto Services Group Limited. Such advance was provided to GBRG to extend the period of time for GBRG to consummate the Business Combination and shall become repayable upon closing of the Business Combination, or if GBRG materially breach the agreement.

The Group assessed the collectability of other current assets, and recorded $39, $148 and nil provision for doubtful recoveries of advances to suppliers that the collectability is considered remote for the years ended December 31, 2020, 2021 and 2022, respectively.

The movement of allowance for doubtful accounts for the years ended December 30, 2020, 2021 and 2022 were as following:

	For the years ended December 31,
	2020	2021	2022
Balance at the beginning of the year	$-	$41	$191
Additions	39	148	-
Foreign currency translation	2	2	(14)
Balance at the end of the year	$41	$191	$177

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

7.	SOFTWARE AND EQUIPMENT, NET

Software and equipment, net, consisted of the following:

	December 31,
	2021	2022
Cost
Vehicles	1,094	979
Office equipment and furniture	201	184
Electronic equipment	10,277	10,587
Computer software (i)	5,053	16,523
Leasehold improvements	825	762
Others	794	733
Total	18,244	29,768
Less: accumulated depreciation	(7,505)	(11,277)
Software and equipment, net	$10,739	18,491

(i) In 2022, hybrid cloud platform developed with the assistance of a third-party cloud service provider was partially substantially ready for use and transferred from other non-current assets. Cost of hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capability for internal-used software platforms which provide automotive after-sales services and insurance intermediation services to customers, and Software-As-A-Service (“SaaS”) products which are provided to business partners as technology services.

Depreciation expense was $1,613, $4,055, and $5,078 for the years ended December 31, 2020, 2021 and December 31, 2022, respectively.

During the years ended December 31, 2020, 2021 and 2022, the Group recorded no impairment loss of software and equipment.

8.	OTHER NON-CURRENT ASSETS

Other non-current assets, consisted of the following:

	December 31,
	2021	2022

Private clouds in construction	$21,893	13,629
IT systems in construction	1,634	-
Prepayment for equipment	858	794
	$24,385	14,423

Other non-current assets primarily consisted of externally purchased private clouds under construction, which are construction in progress and were not available for use as of December 31, 2021 and 2022.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

9.	BORROWINGS

As of December 31, 2021 and 2022, the bank borrowings were for working capital and capital expenditure purposes. Short-term borrowings consisted of the following:

	Annual Interest		December 31,
	Rate	Maturity	2021	2022
Huaxia Bank Shanghai Branch Sales Department	2-4.75%	August to September, 2023	$15,692	$11,567
China Merchants Bank Shanghai Damuqiao Branch	4.8-5.3%	February to May, 2023	7,783	9,961
China Minsheng Bank Shanghai Jiujiang Branch	3.70-3.85%	January to July, 2023	7,736	7,249
Bank of Communications Shanghai Putuo Branch(i)	4.79%	January, 2023	7,846	7,249
Putuo Branch of Shanghai Pudong Development Bank(i)	4.60%	April, 2023	2,354	4,350
Bank of Dalian Shanghai Jing’an Sub-branch(i)	4.31-5.12%	March to May, 2023	4,708	4,350
Bank of Beijing Shanghai Zhangjiang Sub-branch(i)	4.80%	December, 2023	3,138	4,350
China Construction Bank Shanghai Jing’an Branch(i)	3.70%	June, 2023	1,569	4,350
Bank of China Shanghai Gonghexin Road Sub-branch(ii)	3.65-4.22%	March to November, 2023	3,923	4,277
Bank of Nanjing North Bund Branch(i)	5.50%	January, 2023	-	3,625
Huangpu Branch of Bank of Shanghai(ii)	4.70%	February, 2023	2,354	2,900
Industry bank Shanghai Zhijiang Branch(i)	4.65-5.05%	February, 2023	-	2,900
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	3.30%	September, 2023	-	2,610
Xiamen International Bank Shanghai Jinqiao Branch(i)	5.20%	June, 2023	-	1,450
China CITIC Bank Shanghai Pudian Road Branch	4.65%	April, 2023	-	1,435
Bank of Beijing Shanghai Branch	4.31%	March, 2023	785	1,160
Shanghai Rural Commercial Bank Minhang Branch (ii)	5.20%	June, 2023	942	870
Shanghai Rural Commercial Bank Bund Branch(i)	4.80%	February to March, 2022	5,492	-
Fubon Huayi Bank Shanghai Jing’an Branch	5.60%	January, 2022	785	-
Zheshang Bank Shanghai Branch Sales Department(i)	6.00%	October, 2022	3,138	-
ICBC Xinzha Road Branch	3.85%	March, 2022	785	-
Total			$69,030	$74,653

The interest expenses were $2,311, $3,476 and $3,809 for the years ended December 31, 2020, 2021 and 2022, respectively. The weighted average interest rates of short-term loans outstanding were 3.95%, 4.98% and 4.89% per annum as of December 31, 2020 2021 and 2022, respectively.

(i) The bank borrowings were guaranteed by SUNCAR Online, one of subsidiaries of SunCar.

(ii) The bank borrowings were guaranteed by Shengda Automobile, one of subsidiaries of SunCar.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	December 31,
	2021	2022

Payroll payable	$1,046	$1,884
Value added taxes and other taxes payable	144	993
Subscription amount received for unvested restricted shares	1,318	913
Technical service fee payable	-	438
Other accrued expenses	379	621
	$2,887	$4,849

11.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

December 31,
2022

Operating lease right-of-use assets, net	$344

Lease liabilities - current	$315
Lease liabilities – non-current	-
Total operating lease liabilities	$315

The components of lease expenses were as follows:

Year ended December 31,
2022
Lease cost
Amortization of right-of-use assets	$619
Interest of operating lease liabilities	29
Total Lease cost	$648

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

11.	LEASES – Continued

Other information related to leases where the Group is the lessee is as follows:

December 31,
2022

Weighted-average remaining lease term	0.61
Weighted-average discount rate	4.30%

As of December 31, 2022, the following is a schedule of future minimum payments under the Group’s operating leases:

For the year ended December 31,	Operating Leases
2023	$348
Total lease payments	348
Less: imputed interest	(33)
Total	$315

12.	CONVERTIBLE PREFERRED SHARES

SunCar completed several rounds of equity financing and issued the following convertible preferred shares during 2010 to 2012. As of December 31, 2022, the following were issued and outstanding: 45,614,646 Series A convertible preferred shares, 27,053,437 limited Series A convertible preferred shares and 121,000,531 Series B convertible preferred shares. There were no changes to the issued and outstanding convertible preferred shares during the years ended December 31, 2021 and 2022. The powers, preferences, rights, restrictions and other matters relating to the Convertible Preferred Shares are as follows:

Dividend Rights

The holders of the Convertible Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, at the rate of eight percent (8%) of the applicable Original Issue Price per Share per annum. Such dividends shall be payable when, as and if declared by the Board, and shall not be cumulative.

Conversion Rights

Subject to and in compliance with the Act, the holders of the Convertible Preferred Shares have conversion rights as follows:

(i)	Optional Conversion: Each Convertible Preferred Share shall be convertible, at the option of the holder thereof without payment of additional consideration, at any time after the date of issuance of such Share and before the closing of a Qualified IPO, into such number of fully paid and non-assessable Ordinary Shares as determined by, with respect to each Convertible Preferred Share, dividing the applicable original issue price by the then applicable conversion price, determined as hereinafter provided, in effect at the time of the conversion.

(ii)	Automatic Conversion: Each outstanding Convertible Preferred Share shall automatically be converted into Ordinary Shares at the then applicable effective conversion price upon the closing of a Qualified IPO duly approved by the Board.

The initial conversion ratio for the Convertible Preferred Shares to Ordinary Shares shall be 1:1, and no adjustment in the conversion price of a particular series of Convertible Preferred Shares shall be made in respect of the issuance of additional shares unless the issue price per share for an additional share issued or deemed to be issued by SunCar is less than the applicable conversion price with respect to such series of Convertible Preferred Shares in effect on the date of and immediately prior to such issue.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

12.	CONVERTIBLE PREFERRED SHARES – Continued

Voting Rights

Each Convertible Preferred Share holder shall carry a number of votes equal to the number of Ordinary Shares then issuable upon its conversion into ordinary shares at the record date for determination of the shareholders entitled to vote on such matters, or, if no such record date is established, at the date such vote is taken or any written consent of shareholders is solicited. The holders of the Convertible Preferred Shares shall vote together with the holders of the Ordinary Shares, and not as a separate class.

Liquidation Preferences

In the event of any liquidation, dissolution or winding up of SunCar, whether voluntary or involuntary, firstly,

(i)	Before any distribution or payment shall be made to the holders of any Series A Convertible Preferred Shares or the holders of the Ordinary Shares, the holders of Series B Convertible Preferred Shares shall be entitled to receive a per share amount equal to one hundred and thirty percent (130%) of the Series B Original Issue Price, as applicable, plus any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like with respect thereto (the “Series B Preference Amount”).

(ii)	After any distribution or payment is made in full to Series B Investors, but before any distribution or payment shall be made to the holders of any Ordinary Shares, the holders of the Series A Shares would be entitled pro rata to receive in preference to the holders of the Ordinary Shares a per share amount equal to 120% the Series A Original Issue Price (the “Series A Preference Amount”) and any declared but unpaid dividends, proportionately adjusted for share splits, share dividends, recapitalizations and the like.

13.	EQUITY

On November 4, 2022, SunCar entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, SunCar has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrant”) granting GYBL the right, during the Investment Period, to purchase the SunCar’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of SunCar’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case SunCar consummates a merger transaction with Goldenbridge Acquisition Limited, and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

As of December 31, 2022, as SunCar did not consummated the merger transaction with Goldenbridge Acquisition Limited, the GEM Purchase Agreement did not have any financial impact on the Group’s consolidated financial statements.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

14.	NON-CONTROLLING INTERESTS

Contribution from non-controlling shareholders

On November 24, 2020, one of SunCar’s subsidiary, Shengda Automobile, entered into Capital Subscription Agreement with a series of institutional investors, including Shenzhen Innovation Investment Group Co. Ltd, Nanjing Hongtu Xinghe Venture Capital Fund (LLP), Jiangsu Hongtu Intelligent Manufacturing Venture Capital Enterprise (LLP), Shanghai Jinshan Hongtu Venture Capital Center (LLP), Gaoyou Hongtu Venture Capital Fund (LLP), Shanghai Heyi Enterprise Management Partnership (Limited partnership) and Shanghai Lianchuang Yongyuan Equity Investment Fund Partnership (Limited Partnership) (collectively “institutional investors”), and a series of individual investors. Pursuant to the agreement, all the institutional investors and individual investors made a total contribution of RMB216,000 (US$33,097) to obtain 8,400,001 shares of Shengda Automobile at a purchase price of RMB25.71 (US$3.94) per share, which accounted for 14.38% for the total equity interest of Shengda Automobile. The difference between the total contribution, and the carrying amount of proportional net assets that noncontrolling shareholders acquired was recorded in additional paid-in capital, which was US$14,432.

Repurchase of noncontrolling interests

Since 2014, one of SunCar’s subsidiary, SUNCAR Online, was listed on the National Equities Exchange and Quotations Co., Ltd., or the NEEQ, and SunCar owns a majority ownership in SUNCAR Online. In 2020, a 100% owned subsidiary of SunCar, Shanghai Shengda Jiarui Automobile Sales Co., Limited (“Shengda Jiarui”, a subsidiary from discontinued operation), acquired 0.39% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market. In 2021, another 100% owned subsidiary of SunCar, Haiyan, acquired 0.99% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market. In 2022, Haiyan, and another 100% owned subsidiary of SunCar, Shanghai Feiyou, acquired 0.01% and 0.25% of ownership of SUNCAR Online from non-controlling shareholders via NEEQ capital market,respectively.

Since both Shengda Jiarui and Haiyan were 100% owned by SunCar, the ownership purchase transactions were considered as repurchase of non-controlling interests by SunCar in substance. During the year ended December 31, 2020, as a result of the repurchase of 0.39% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $223, and the difference between the purchase price and the carrying amount of proportional net assets that repurchased from noncontrolling shareholders was recorded in additional paid-in capital, which was $867. During the year ended December 31, 2021, as a result of the repurchase of 0.99% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $948, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $236. During the year ended December 31, 2022, as a result of the repurchase of 0.26% non-controlling interest of SUNCAR Online, SunCar derecognized non-controlling interest of $234, and the difference between the purchase price and the carrying amount of the proportional net assets that repurchased from non-controlling shareholders was recorded in additional paid-in capital, which was $276.

Dividend paid to noncontrolling shareholders

On October 26, 2021, SUNCAR Online declared and paid dividend of RMB102,304 (US$15,859), among which RMB42,702 (US$6,620) was paid to non-controlling shareholders of SUNCAR Online. The remaining dividends were paid to Haiyan Trading (Shanghai) Co., Ltd., Shengda Auto Service Group Co., Ltd., Shanghai Lianming Advertising Communication Co., Ltd., and Shanghai Shanda Jiarui Automobile Sales Co., Ltd. (“Shanda Jiarui”, a subsidiary from discontinued operation), which are all 100% owned subsidiaries of the Group, and the payment of the remaining dividends to these subsidiaries has no impact on the consolidated financial statements of the Group.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

15.	SHARE-BASED COMPENSATION

Share-based compensation of a subsidiary

On September 9, 2020, the shareholders of Shengda Automobile, a subsidiary of SunCar, approved and adopted the Share Incentive Plan (the “2020 Plan”), under which eligible employees were granted 2,500,000 of restricted ordinary shares of Shanghai Shengda to award eligible employees’ contribution of the expansion of Shengda Automobile, at the price of RMB4.2 per share (“Restricted Shares”).

The restricted ordinary shares are subject to an annual vesting schedule that vests 20% of granted restricted shares over the next five years as the employees are required to provide services for a total of 60 months to earn the award. The employees have made full subscription payment of $1,553 during the year ended December 31, 2020. Upon termination, the unvested restricted shares are forfeited and the prepaid subscription amount for the unvested portion shall be returned to the employees.

These restricted ordinary shares were considered as nonvested shares under the definition of ASC 718-10-20. The fair value of the Shares at the grant date was RMB25.71 (US$3.94) per share, which was determined based on the purchase price of the financial offering of the same securities with external institutional investors (see Note 14 Non-controlling interests). The Group accounts for forfeitures as a reduction of stock-based compensation expense when the forfeiture actually occurs.

SunCar recognizes compensation expenses related to those restricted shares on a straight-line basis over the vesting periods. $520, $1,668 and $1,599 of compensation expenses were recorded for the years ended December 31, 2020, 2021 and 2022.

As of December 31, 2022, the unrecognized compensation expense related to restricted shares amounted to $ 4,159, which will be recognized over a weighted-average period of 2.67 years.

The 2020 Plan was carried out in the way that eligible employees indirectly hold shares of Shanghai Shengda by holding shares of Jingning Shengjing Enterprise Management Partnership (Limited Partnership) (“Shareholding Platform”) as the general partner and limited partner of the Shareholding Platform.

16.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION – Continued

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. EIT grants preferential tax treatment to High and New Technology Enterprises (“HNTEs”) at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd. were approved as a HNTE and is entitled to a reduced income tax rate of 15% beginning November 2018 and renewing the HNTE in December 2021. The certificate is valid for three years.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021 and Taxation [2021] No. 12 which was effective from January 1, 2021 to December 31, 2022, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2020. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021 and 2022.

Continuing operations:

The income tax provision consisted of the following components:

	For the years ended December 31,
	2020	2021	2022
Current income tax expenses	$4,028	$2,062	$2,182
Deferred income tax benefit	(2,276)	(1,124)	(1,951)
Total income tax expense	$1,752	$938	$231

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended December 31,
	2020	2021	2022
Income (Loss) before income tax expense	$8,374	$10,530	$(10,674)
Computed income tax expense (benefit) with statutory tax rate	2,093	2,632	(2,669)
Additional deduction for research and development expenses	(386)	(509)	(635)
Tax effect of preferred tax rate	(1,255)	(1,389)	1,050
Tax effect of favorable tax rates on small-scale and low-profit entities	(52)	(93)	123
Tax effect of tax relief	(51)	(9)	(7)
Tax effect of non-deductible items	27	71	26
Tax effect due to the disposal of Shengda Group	-	-	(3,580)
Tax effect of deferred tax effect of tax rate change	-	-	129
Changes in valuation allowance	1,376	235	5,794
Income tax expense	$1,752	$938	$231

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

16.	TAXATION – Continued

As of December 31, 2021 and 2022, the significant components of the deferred tax assets are summarized below:

	December 31,
	2021	2022
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,794	$5,353
Temporary difference in research and development costs	4,211	3,738
Net operating loss carried forward	4,142	7,676
Share-based compensation	253	78
Allowance for doubtful accounts	-	3,802
Total deferred tax assets	14,400	20,647
Valuation allowance	(2,314)	(7,577)
Deferred tax assets, net of valuation allowance	$12,086	$13,070

Changes in valuation allowance are as follows:

	December 31,
	2021	2022
Balance at the beginning of the year	$2,030	$2,314
Additions	233	5,436
Foreign currency translation adjustments	51	(173)
Balance at the end of the year	$2,314	$7,577

As of December 31, 2021 and 2022, the Group had net operating loss carryforwards of approximately $15,830 and $32,266, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2021 and 2022, deferred tax assets from the net operating loss carryforwards amounted to $4,142 and $7,676, respectively, and the Group has recorded valuation allowances of $2,314 and $7,577 as of December 31, 2021 and 2022, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

As of December 31, 2022, net operating loss carryforwards will expire, if unused, in the following amounts:

2023	$676
2024	2,303
2025	5,534
2026	5,757
2027	17,996
Total	$32,266

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

17.	NET INCOME (LOSS) PER SHARE

The following table sets forth the basic and diluted net income (loss) per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the year ended December 31,
	2020	2021	2022
Numerator:
Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders	$3,403	$3,942	$(5,675)
Net loss from discontinued operations attributable to SunCar’s ordinary shareholders	(16,396)	(27,663)	(994)
Numerator for basic and diluted net loss per share calculation	$(12,993)	$(23,721)	$(6,669)

Denominator:
Weighted average number of ordinary shares	225,000,000	225,000,000	225,000,000
Incremental weighted average number of ordinary shares from assumed conversion of preferred shares using if-converted method	193,668,614	193,668,614	193,668,614

Net income/(loss) from continuing operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic	$0.01	$0.01	$(0.03)
—Diluted	$0.01	$0.01	$(0.03)

Net loss from discontinued operations attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.07)	$(0.12)	$0.00

Net loss attributable to SunCar’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.06)	$(0.11)	$(0.03)

For the years ended December 31, 2020, 2021 and 2022, 193,668,614, 193,668,614 and 193,668,614 shares issuable upon conversion of convertible preferred shares were excluded from the calculation of basic and diluted net loss per ordinary share, as the convertible preferred shares have no contractual obligation to fund or otherwise absorb the Group’s losses.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

18.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2021 and December 31, 2022:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, SunCar’s Chief Executive Officer

Balances with related parties

Amount due to a related party

	December 31,
	2021	2022

Shengda Group
Payables due to the transfer of SUNCAR Online (1)	$-	$40,854
Other payables (2)	-	4,710
	$-	$45,564

(1)

On December 3, 2021, Shengda Group transfered all of its equity interest, which was 55.09% as of the transfer date, of SUNCAR Online to Shanghai Feiyou, at price RMB4 per share, totaling RMB282 million. Upon completion of the transfer, Feiyou is liable to Shengda Group RMB282 million for the transfer of SUNCAR Online, which is eliminated in the consolidated financial statements as an intercompany balance as of December 31, 2021. As a result of the disposal of Shengda Group, Shengda Group became the related party of the Group, and the balance due to Shengda Group was not eliminated on the consolidated level but presented as amount due to a related party. On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with an affiliate of Mr. Ye, the Group’s Chairman of the Board of Directors to transfer the total equity of Shengda Group with the consideration of RMB 1. Pursuant to the SPA, the Group agreed to repay the debt owed to Shengda Group by full before June 1, 2023.

In April 2023, the Group negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2025, with annual interest rate of 1% from June 1, 2023 to December 31, 2025 (See Note 21).

(2)	Other payables to Shengda Group were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

19.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the years ended December 31,
	2020	2021	2022
Percentage of the Group’s total revenue
Customer A	26%	*	*
Customer B	*	15%	11%
Customer C	*	*	15%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,
	2021	2022
Percentage of the Group’s accounts receivable
Customer B	23%	30%
Customer C	13%	33%
Customer D	10%	15%
Customer E	*	12%
Customer F	*	10%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the years ended December 31,
	2020	2021	2022
Percentage of the Group’s total purchase
Supplier A	10%	*	*
Supplier B	*	12%	24%
Supplier C	*	11%	19%
Supplier D	*	10%	16%

*	represent percentage less than 10%

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

20.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office as of December 31, 2022 are payable as follows:

Lease Commitment
Within 1 year	348
Total	348

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2022 and through the issuance date of these consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments on purchase of private cloud. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 was $13,022, which was expected to be paid within 1 year.

21.	SUBSEQUENT EVENTS

Reversal recapitalization

On May 17, 2023 (the “Closing Date”), the Company consummated the transaction pursuant to the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (the “Parent”, or “Goldenbridge”), SunCar Technology Group Inc. (the “Purchaser”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of the Purchaser.

The merger was carried out in two steps:

(1)	Reincorporation Merger: the Parent was merged with and into the Purchaser, the separate corporate existence of Parent ceased and Purchaser continued as the surviving corporation;
(2)	Acquisition Merger: the Merger Sub was merged with and into the Company, the Merger Sub ceased and the Company continued as the surviving company in the Acquisition Merger.

Consideration of US$800 million was paid to the Company’s shareholders, payable in the form of a number of newly issued ordinary shares of the Purchaser, SunCar Technology Group Inc., valued at $10.00 per share. In addition, earn-out payment to Mr. Ye, the Chief Executive Officer of the Company as follows:

(1)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$258,000,000 for the fiscal year ending December 31, 2022, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2022;

(2)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$352,000,000 for the fiscal year ending December 31, 2023, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2023; and;

(3)	1,600,000 Purchaser Class A Ordinary Shares if the Company’s revenue equals or exceeds US$459,000,000 for the fiscal year ending December 31, 2024, as reflected on the audited consolidated financial statements of the Company as of and for the fiscal year ended December 31, 2024.

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

21.	SUBSEQUENT EVENTS – Continued

Following the consummation of the transaction, SunCar as a wholly-owned subsidiary of the Purchaser, and the combined company will retain the name of SunCar Technology Group Inc.

The Company was determined to be the accounting acquirer given the Company effectively controlled the combined entity after the transaction. The transaction is not a business combination under US GAAP because Goldenbridge was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by the Company for the net monetary assets of Goldenbridge, accompanied by a recapitalization. The Company is determined as the predecessor and the historical financial statements of the Company became SunCar Technology Group Inc’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

Extension of amount due to Shengda Group

On April 6, 2023, the Group entered into an extension agreement with Shengda Group to extended the maturity date of amount due to Shengda Group to December 31, 2025, with annual interest rate of 1% in the extension period from June 1, 2023 to December 31, 2025.

Private Placement

On May 19, 2023, SunCar Technology Group Inc. entered into a Share Subscription Agreement with a certain non-U.S. person, Anji Zerun Private Equity Investment Partnership (Limited Partnership) (the “Investor”) pursuant to which SunCar Technology Group Inc. agreed to sell to the Investor, and the Investor agreed to purchase from the SunCar Technology Group Inc., in a private placement 2,173,657 Class A ordinary shares, par value $0.0001 per share, of the Company (the “Purchased Shares”), at the total consideration of US$21,736,569.25. The Purchased Shares are subject to a lock-up period of six (6) months.

The Group has evaluated subsequent events through June 30, 2023, the date of issuance of the consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s consolidated financial statements.

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that the Group is required to disclose the financial statements for the parent Company.

CONDENSED PARENT COMPANY BALANCE SHEETS

	As of December 31,
	2021	2022
ASSETS
Investment in subsidiaries	$-	$
Total assets	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deficit in investment in subsidiaries	21,436		5,284
Total liabilities	21,436		5,284

Shareholders’ deficit
Ordinary shares (par value of US0.00005 per share; 225,000,000 shares authorized as of December 31, 2021 and 2022; 225,000,000 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	11		11
Convertible Preferred shares (par value US0.00005; 45,614,646 Series A preferred shares, 27,053,437 limited Series A preferred shares and 121,000,531 Series B preferred shares authorized, issued and outstanding as of December 31, 2021 and 2022, respectively)	10		10
Additional paid in capital	75,091		95,751
Accumulated deficit	(96,548)		(101,056)
Total shareholders’ deficit	$(21,436)		$(5,284)
TOTAL LIABILITIES AND DEFICIT	$-		$-

AUTO SERVICES GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

22.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY – Continued

CONDENSED PARENT COMPANY STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2020	2021	2022
Operating loss:
Share of loss of subsidiaries	$(12,993)	$(23,721)	(6,669)

Loss before income tax expense	(12,993)	(23,721)	(6,669)
Income tax expense	-	-	-
Net loss	$(12,993)	$(23,721)	(6,669)

CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOW

For the years ended December 31,
	2021	2022	2022
Cash flows from operating activities
Cash flows from investing activities	$-	$-	$-
Cash flows from financing activities	-	-	-
Net increase in cash and restricted cash	-	-	-
Cash and restricted cash, at beginning of year	-	-	-
Cash and restricted cash, at end of year	$-	$-	$-